
07046239


10

CELEBRATING A DECADE OF

MIXED-SIGNAL INNOVATION

SILICON LABORATORIES 2006 ANNUAL REPORT


SILICON LABS

A FEW OF OUR MOST MEANINGFUL MILESTONES


SAMSUNG



2,000,000,000

CMOS MIXED-SIGNAL ICs SHIPPED

1,000,000,000

MODEMS SHIPPED INTO OVER 50% OF PCs AND SATELLITE SET-TOP BOXES

600,000,000

AERO® GSM/GPRS TRANSCEIVERS IN HUNDREDS OF CELL PHONES








Phone Adapter

80,000,000

ProSLIC® ICs SHIPPING INTO THE MAJORITY OF VOIP DEPLOYMENTS

40,000,000

MIXED-SIGNAL MICROCONTROLLERS SHIPPED

60,000

MIXED-SIGNAL MCU DEVELOPMENT KITS


RESET
USB DEBUG ADAPT

Silicon Laboratories Inc. is a global leader in the innovation of mixed-signal integrated circuit (IC) technology. The company applies its renowned design expertise to develop proprietary analog-intensive, mixed-signal ICs that are implemented in CMOS. These products offer significant advantages in performance, size, cost and power consumption over traditional solutions. The company's product portfolio targets a broad range of markets including consumer, communications, computing, industrial and automotive. The company, founded in 1996, has more than 800 patents issued or pending. Based in Austin, Texas, Silicon Laboratories' common stock is traded on the NASDAQ® under the ticker symbol "SLAB."

"Mixed-signal is at the forefront of the next generation of innovation as the analog world we live in and the digital world of computing continue to intersect. Over the next ten years, we'll see power consumption and battery life improve in portable devices, dramatically increasing the convergence of functionality in these products. Broadcast technology will become highly portable; power supplies, wireless networks, and remote monitoring will become commonplace, and bandwidth requirements will continue to increase. The end result is a marketplace ripe for innovation that makes technology less expensive, less power hungry and easier to use. We excel in this environment and look forward to the next ten years of developing product innovations in the areas where we compete."

NECIP SAYINER
SILICON LABORATORIES' PRESIDENT AND CHIEF EXECUTIVE OFFICER



In a very fast paced industry where we are constantly looking forward and have little time to celebrate our success, the annual report gives us a unique opportunity to look back. This year marks an important milestone in Silicon Labs' history, our ten year anniversary. Not many companies can claim the track record of success we've established, nor the promising future we have ahead of us. So this year, we want to talk about some of these important milestones, how we achieved them, and why these experiences make us confident in our future.

INNOVATION IN MIXED-SIGNAL

Technology has become interwoven with our daily lives, driving incessant demand for mixed-signal ICs that enable the analog world we live in to interact with the digital world of computing. These devices are found everywhere: in our portable electronics, our cars, our appliances, and our offices.

By staying focused on the mixed-signal opportunity, we've been able to establish a portfolio of IP and trade secrets that has been behind products able to win market share from established competitors. It has also allowed us to diversify, growing from a one-product company ten years ago to an enterprise with a portfolio of highly differentiated products. These mixed-signal solutions leverage our unique capability to provide market-leading integration without performance compromises.

Looking back, we've applied this expertise to the modem market, the mobile handset market, and the voice over IP market, resulting in broad acceptance of our solutions. Looking ahead, our capabilities have the potential to drive leadership positions in fixed and mobile broadcast applications, the timing market and several segments of the microcontroller market, to name a few.

THE BEST TALENT

Voted by employees as one of the best places to work in Central Texas, Silicon Labs has established a winning culture over the last decade that has allowed the company to maintain its focus as it has grown. Our employees pride themselves on their commitment to core values that include open, transparent communication, continuous innovation, refusal to compromise on the quality of talent, a collaborative work environment, a desire to win and a dedication to commercial success. The employees and the values they embody are the foundation for our future as we continue to scale on a global basis.

FINANCIAL STRENGTH

Consistently recognized as one of the industry's fastest growing companies, Silicon Labs has a financial framework built on best practices that has resulted in a strong balance sheet with excellent cash growth, a cash and short term investments balance of almost $400 million and no debt. We've grown at a 29 percent compound annual growth rate to almost $500 million in revenue, double the industry growth rate. We've done this while maintaining our focus on profitability. While we plan to further improve our performance in this area, prudent financial management over the last ten years has enabled continued investment in research and development to further build the company's arsenal of patented, mixed-signal innovations.

2006 was another growth year for Silicon Laboratories—a fitting way to end the first decade of our history. It also marks the completion of my first year at Silicon Labs. I set out several priorities when I started, and I'm pleased with the progress we've made throughout 2006 towards achieving these objectives. Our first and foremost priority has been to improve the diversification in our broad-based, mixed-signal business. In fiscal 2006, our non-modem product lines grew by nearly 50 percent year over year and exceeded modem revenue for our broad-based mixed-signal business. We also committed to expand our content in mobile handsets and with the ramp of our FM tuner, EDGE transceiver and first commercial shipments of AeroFONE™, we've met our stated milestones in this regard. We also prioritized improving new product execution, and I believe we've made good progress with further improvements still to come. As we continue to work towards our target operating model, leverage new products for growth and address new markets in 2007, I am confident we can become one of a few market leaders in semiconductors over our next ten years.



Necip Sayiner
President and CEO

THE MOST IMPORTANT DECISION WE MAKE IS
WHAT PRODUCTS TO WORK ON



Si2400
FIRST EMBEDDED MODEM WITH SILICON DAA



Si4133
FIRST SINGLE-CHIP GSM RF SYNTHESIZER



Si3210
FIRST INTEGRATED CMOS SLIC


Si5320

Si5320
LOWEST JITTER DSPLL® BASED SONET/SDH CLOCK MULTIPLIER IC



Si2212
FIRST CMOS SATELLITE RADIO TUNER

At Silicon Laboratories, the most important decision we make is what products to work on. These decisions are based on the following: where we can best apply our expertise to create disruptive technology, which markets offer the highest volume opportunities with high barriers to entry, and how sustainable our advantage can be. Three very important growth areas for the company in 2006 are good examples of this strategy in action: FM tuners, voice over IP (VoIP) and microcontrollers (MCUs).

The FM tuner product line, brand new in 2006, grew to $40 million in one year, our fastest ramping product in company history. Leveraging our RF expertise and broad customer base in handsets, we were able to secure business at virtually every handset maker and most portable audio manufacturers in 2006. The FM tuner, which offers market leading integration and performance in a tiny package, is the beginning of a family of broadcast audio and video products which we believe will open up several significant revenue opportunities in the future.

"Samsung's quick adoption of the highly differentiated Si4700 is a testament to the ease-of-use and unmatched performance achievable with our FM radio tuner."

TYSON TUTTLE
VICE PRESIDENT OF SILICON LABORATORIES



C8051F350
FIRST CMOS 8051 MCU WITH 24-BIT ADC



Si4700
FIRST CMOS DIGITAL FM TUNER



Si2110
FIRST SINGLE-CHIP RF FRONT-END FOR DIGITAL SATELLITE TV



Si550
FIRST QUAD FREQUENCY FAMILY OF XOs AND VCXOs



Si4905
FIRST SINGLE-CHIP GSM/GPRS PHONE

Our ProSLIC product family, which acts as the interface to the traditional telephone network in a VoIP customer premise device like a broadband modem or gateway, is still the only SLIC in 100 percent CMOS technology. The ProSLIC has the highest levels of integration while also offering compelling, unique features that the competition has not been able to duplicate. As a result, we've been able to capitalize on a rapidly growing, global market for VoIP, delivering more than 40 percent annual revenue growth.

Microcontrollers, which represent greater than $5 billion in IC content in electronic systems, also grew by more than 40 percent in 2006, about five times the industry growth rate, primarily due to the broadening of our portfolio, expansion of our sales network, and a first of a kind offering that fully integrates a very fast CPU and high-performance analog in an industry leading footprint. Success in USB and other connectivity applications along with new products to address the automotive market will continue to drive microcontroller demand and growth in the future.




C13
C2
473X


STAEDTLER
No. 937 811E
Engineer's Computation Pad

MARKETS RIPE FOR CHANGE

The explosion of electronics has created a number of opportunities for a company like Silicon Labs. Industries that have been reliant on legacy technology are ripe for mixed-signal innovation with the potential to dramatically improve the customers' lead times, development efforts, yields, footprint, performance and power consumption. We've already invested in several of these markets, including Timing and Power. In both markets, we've targeted applications where the current designs are complex, highly mechanical and prone to degradation over time. Our unique


Enterprise Media Exchange

"Few companies have grown as consistently and as profitably as Silicon Labs. By striving for excellence in all that we do, we've been able to create a company with not only strong products and financial performance, but a sustainable values-oriented culture and a history of giving back to our community. We are very proud of what the team has accomplished over the last decade, and we're enthusiastic about the future potential of the business. Over the next ten years we'll be leveraging expanded resources, the best team of mixed-signal engineers in the world and our cycles of learning to bring our technology leadership to brand new markets."

NAV SOOCH / SILICON LABORATORIES' CO-FOUNDER AND CHAIRMAN OF THE BOARD OF DIRECTORS

expertise in implementing phase-locked loops in the digital signal processing, intellectual property we call DSPLL, along with high-voltage expertise is enabling us to enter these large markets and displace incumbent competitors.

In 2006, we sampled our new oscillator products to hundreds of customers. In some cases, our timing products will drive more than $200 of Silicon Labs content per line card in core networking gear. We also introduced power isolation products and power over Ethernet products that offer many first-of-a-kind advantages over existing solutions and form building blocks of what will be an expanding portfolio in 2007.

Over the next ten years we will leverage lessons learned, product success and the erupting market for mixed-signal devices to broaden our portfolio, expand our market reach and become a premier supplier to our customers. By remaining focused on our core expertise, Silicon Labs will continue to fundamentally improve the way electronics are designed.



COLLABORATIVE ENVIRONMENT

In 1996, Silicon Labs' three founders started the company in a small downtown office in Austin, Texas. Almost 10 years to the day, we moved into a new downtown location as a public company with more than 600 employees and almost a half billion dollars in annual revenue. Our new campus environment facilitates employee-to-employee collaboration and communication that will foster continuous innovation for years to come.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-29823

SILICON LABORATORIES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**74-2793174** (I.R.S. Employer Identification No.)
400 West Cesar Chavez, Austin, Texas (Address of principal executive offices)	**78701** (Zip Code)

(512) 416-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $0.0001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2006) was $1,794,498,046 (assuming, for this purpose, that only directors and officers are deemed affiliates).

There were 54,835,696 shares of the registrant's common stock issued and outstanding as of January 31, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Cautionary Statement

Except for the historical financial information contained herein, the matters discussed in this report on Form 10-K (as well as documents incorporated herein by reference) may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include declarations regarding the intent, belief or current expectations of Silicon Laboratories Inc. and its management and may be signified by the words "expects," "anticipates," "intends," "believes" or similar language. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements. Silicon Laboratories disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. Business

General

Silicon Laboratories Inc. designs and develops proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in a broad range of applications in a variety of markets, including communications, consumer, industrial, automotive, medical and power management.

Our world-class, mixed-signal design ICs use standard complementary metal oxide semiconductor (CMOS) technology to dramatically reduce the cost, size and system power requirements of devices that our customers sell to their end-user customers. Our expertise in analog-intensive, mixed-signal IC design in CMOS allows us to develop new and innovative products that are highly integrated, which simplifies our customers' designs and improves their time-to-market.

Industry Background

Personal computers and mobile handsets are expected to remain significant market drivers for semiconductor consumption in the near future. In wired communications, increased enterprise equipment spending and capital expenditures by service providers combined with broadband and Voice over Packet technology continue to represent growth areas in the communications IC market.

Recent growth in the market for ICs has been due to a number of factors, including the growth of Internet usage, development of new communications technologies including mobile communications and entertainment, availability of improved communications services at lower costs, broad deployment of optical networks and remote access requirements for corporate networks. This demand has fueled tremendous growth in the number of electronic devices. For example, in mobile handset markets, the demand for wireless phones and other wireless devices, such as personal digital assistants (PDAs), has grown steadily as wireless services have become increasingly popular and affordable. In other markets, demand has increased for a wide range of electronic products, including personal computers, cable and satellite set-top boxes, fax machines, digital cameras, satellite radios and personal video recorders (PVRs). Consumers increasingly demand higher capacity connections at their residences using cable modems or high speed DSL. VoIP technology, which enables voice traffic over data networks, is emerging as a viable alternative to traditional telephone networks. The demand for greater and faster Internet access by households and businesses has increased the need to significantly upgrade the communications backbone to handle this traffic, increasing the need for smaller, faster and better performing networking systems that route this traffic.

This intersection between the analog and the digital worlds require numerous analog-intensive, mixed-signal circuits. Traditional designs for electronic devices have used mixed-signal solutions built with numerous, complex discrete analog and digital components. While these traditional designs provide the required functionality, they can be inefficient and inadequate for use in markets where size, cost, power consumption and performance are increasingly important product differentiators. In order to improve their competitive position, electronic device manufacturers need advanced mixed-signal ICs that reduce the number of discrete components and required board space to create smaller products with improved price/performance characteristics. Additionally, these manufacturers require programmable ICs that can be reconfigured to comply with numerous and constantly evolving international electronic standards without altering the fundamental design of a product.

Manufacturers of electronic devices face accelerating time-to-market demands and must adapt to evolving industry standards and new technologies. Because analog-intensive, mixed-signal IC design expertise is difficult to find, these manufacturers increasingly are turning to third parties, like us, to provide advanced mixed-signal solutions. Mixed-signal design involves great complexity and difficulty, because the performance of the IC depends on the creative analog expertise of engineers to optimize speed, power, amplitude and resolution despite the noisy digital environment and within the constraints of standard manufacturing processes. The development of analog design expertise typically requires years of practical analog design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply.

Many third-party IC providers lack sufficient analog expertise to develop compelling mixed-signal ICs. As a result, manufacturers of electronic devices value third-party providers that can supply them with mixed-signal ICs with greater functionality, smaller size and lower power requirements at a reduced cost and shorter time-to-market.

Products

We provide analog-intensive, mixed-signal ICs for use in a variety of electronic products in a broad range of applications including mobile handsets, PC modems, satellite set top boxes, automotive controls and sensors, radio tuners, personal video recorders, industrial monitoring and control, central office telephone equipment and optical networking equipment. Our products integrate complex mixed-signal functions that are frequently performed by numerous discrete components in competitive products into single chips or chipsets. By doing so, we are able to create products that when compared to many competitive products:

- Require less board space;
- Reduce the use of external components;
- Can offer superior performance;
- Provide increased reliability;
- Reduce system power requirements;
- Are easier for customers to use; and
- Reduce costs.

We group our products into two categories, mobile handset products and broad-based mixed-signal products. Mobile handset products include our Aero® Transceivers, AeroFONE™ single-chip phone, Power Amplifiers (PA) and to the extent incorporated into handsets, FM broadcast radio tuners and FM transmitters. Broad-based mixed-signal products include our silicon Direct Access Arrangement (DAA), ISOmodem® embedded modems, ProSLIC® subscriber line interface circuits, microcontroller products, DSL analog front end (AFE), SiPHY® optical physical layer transceivers, precision clock & data recovery ICs (CDRs), XM satellite radio tuner, digital power products, Power over Ethernet controller, oscillators (XOs), voltage-controlled oscillators (VCXOs), SiRX™ satellite receivers, RF Synthesizers and to the extent incorporated into non-handset applications, FM broadcast radio tuners and FM transmitters. The following table summarizes the diverse product areas and applications for the various ICs that we have introduced to customers:

Product Areas and Description	Applications
Mobile Handset Products	
Aero Transceivers The Aero Transceiver family provides highly integrated transmit and receive radio functionality that is found between the antennae electronics and the digital baseband section of a Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS)/ Enhanced Data Rates for Global Evolution (EDGE) mobile handset or wireless data communication device. These solutions require a smaller footprint than most competing solutions in this form-factor sensitive market and can be paired with virtually any baseband. The Aero Transceivers are designed using 100% standard CMOS process technology which facilitates cost reduction and integration.	• GSM/GPRS/EDGE wireless phones, smart phones and PDAs • GSM/GPRS/EDGE data communications devices
AeroFONE Our AeroFONE single-chip phone is an integrated, high performance solution for GSM/GPRS handsets. The AeroFONE is based on patent pending, breakthrough innovations enabling a fully-functional single-chip phone that integrates the power management unit (PMU), battery interface and charging circuitry, digital baseband, analog baseband and a quad-band RF transceiver in a single monolithic CMOS IC.	• GSM/GPRS wireless phones • GSM/GPRS data communications devices
FM Radio Tuners and Transmitters for Mobile Handsets Our FM tuner delivers the entire FM tuner from antenna input to audio output in a single chip. The FM transmitters allow customers to cost effectively add wireless FM audio playback capability to any portable media device. Using a digital architecture, the FM tuners and transmitters significantly improve performance while reducing component count and saving board space. They integrate selectivity filtering, automatic gain control, frequency synthesizer and audio processing making them ideal for portable audio applications.	• Mobile phones

Product Areas and Description	Applications
Power Amplifiers Our Power Amplifiers for dual and tri-band cellular handsets are monolithic GSM PA solutions implemented in CMOS, creating high levels of integration and performance without sacrificing quality or reliability. Our PA integrates power control circuits, innovative temperature and overvoltage protection circuits, input and output matching networks and harmonic filters. Our PA provides customers with flexibility to meet key specifications for low cost phones.	• Dual and tri-band GSM/GPRS handsets
Broad-Based Mixed-Signal Products	
Silicon Direct Access Arrangement (DAA) Our DAA provides the functionality of both a direct access arrangement and a codec in a single chipset. A direct access arrangement provides electrical isolation between a wireline device, such as a modem, and the telephone line to guard against power surges in the telephone line, while the codec provides analog-to-digital and digital-to-analog conversion.	• Desktop and notebook modems • Modem Riser Cards • Mobile Daughter Cards • Modem on motherboard • Mini PCI cards • Handheld organizers • Set-top boxes • Video conferencing systems • PBXs and IP telephony products
ISOmodem Embedded Modems The ISOmodem combines an analog modem with a silicon DAA, resulting in a complete modem implemented in a very small form factor. The ISOmodem products are designed for embedded modem applications, outside of the personal computer area such as set-top boxes and PVRs. The ISOmodem contains a programmable line interface that meets global telephone line requirements, allowing manufacturers to implement a single modem design world-wide. The ISOmodem family includes embedded modem solutions for speeds ranging from 2400 bps to 56Kbps, suitable for a wide range of applications.	• Set-top and digital cable boxes • Industrial monitoring • Postage meters • Security systems • Remote medical monitoring • Gaming consoles • PVRs • Point of sale (POS) terminals • Fax machines and multi-function printers
ProSLIC Subscriber Line Interface Circuits The ProSLIC provides the analog subscriber line interface on the source end of the telephone which generates dial tone, busy tone, caller ID and ring signal. Our ProSLIC product family has offerings for short-haul applications suitable for the customer premises as well as long-haul applications suitable for the traditional telephone company central office.	• IP telephony • Wireless local loop providing remote access for a wireline system • Voice over broadband modems and terminal adapters • VoIP residential gateways • PBXs • Wired long loop and central office systems

Product Areas and Description	Applications
Microcontroller Products Our C8051F family of 8-bit *mixed-signal* microcontrollers integrates intelligent data capture in the form of high-resolution data converters, a traditional MCU computing function, Flash memory and a highly programmable set of communication interfaces in a single system on a chip. The combination of configurable high-performance analog, up to 100 Million Instructions Per Second (MIPS), 8051 core and in-system field programmability provides the user with design flexibility, improved time-to-market, superior system performance and greater end product differentiation. These products are designed for use in a large variety of end-markets, including the automotive, communications, consumer, industrial, medical and power management markets.	• Industrial automation and control • Automotive sensors and controls • Medical instrumentation • Electronic test and measurement equipment • Power management • Weigh scales • Optical line cards • Digital cameras • Computer peripherals • Wireless headsets • Magstripe readers • Gaming consoles • Electronic toys
DSL Analog Front End The DSL AFE is designed to provide the connectivity functions for business or residential asymmetric digital subscriber line (ADSL) connection at the user end in customer premises equipment. Such a connection addresses the business and residential demand for high-speed connectivity. The DSL AFE supports several ADSL communication standards enabling various upload and download data rates.	• Personal computer modems • External modems • Residential gateways • Network interface devices
SiPHY Optical Physical Layer Transceivers We offer a family of high-speed physical layer ICs that meet the high-speed fiber Synchronous Optical Network (SONET) and Synchronous Digital Hierarchy (SDH) specifications. The transceiver IC provides both the receive path deserialization and transmit path serialization as required by the SONET/SDH physical layer. We also offer a family of clock and data recovery chips to provide specific functions at multiple speeds up to the OC-48 rate. All of our physical layer products utilize our proprietary digital signal processing technology to reduce the device's sensitivity to board-level noise and improve performance.	• Optical port cards for SONET/SDH optical networking equipment • Optical test equipment • High speed serial back plane interfaces

Product Areas and Description	Applications
Precision Clock Integrated Circuits Our precision clock product family includes various products ranging from general purpose clock multiplier products up to high performance multi-port, redundant, multiple frequency range clock multipliers and regenerators. Network systems require very high precision, low jitter, clock sources. Our knowledge gained in developing the physical layer transceiver subsections provided us the technology to offer these high performance clock products. Traditionally, these clock sources have been implemented using expensive, bulky modules, numerous crystal sources, complicated discrete circuitry requiring numerous components, or hybrid IC/discrete solutions that offer limited functionality. The frequency agility, performance, and integration offered by these devices are key design features for our customer base.	• Optical port cards for SONET/SDH optical networking equipment • Networking test equipment • Short and long haul networking equipment
Satellite Radio Tuner Our satellite radio tuner combines our RF Synthesizer with a highly integrated tuner for a complete XM satellite radio tuner chipset. By leveraging CMOS technology, our satellite radio tuner minimizes the use of external components such as external voltage-controlled oscillators (VCOs), varactor diodes, and loop filters. The tuner provides strong system performance, meets stringent quality standards and fits into a very small footprint.	• Consumer and automotive XM satellite radios
Power Products Our family of power products is based on a patented architecture consuming significantly less space than current solutions. These products are still in the early stages of customer adoption.	• Networking and servers • Medical instrumentation • Power supplies • Industrial applications
Power over Ethernet Controller Our Power over Ethernet (PoE) controller for powered device (PD) applications integrates on-chip diode bridges, a transient surge suppressor and a switching regulator field effect transistor. The controller's high level of integration simplifies PoE design efforts by dramatically reducing the total bill of materials, printed circuit board (PCB) area and time to market. This product is still in the early stages of customer adoption and is not yet being produced in volume.	• Wireless access points (WAP) • VoIP phones • Radio frequency identification (RFID) tag readers • POS terminals • Security systems • Cameras
General Purpose FM Radio Tuners and FM Transmitters Our FM tuners and transmitters (described above) are also increasingly deployed in applications other than mobile handsets.	• Stand-alone FM radios • personal computers • Portable audio devices • MP3/digital media players • Navigation/GPS devices • Satellite radios

Product Areas and Description	Applications
Oscillators Our families of oscillators (XOs) and voltage-controlled oscillators (VCXOs) for applications up to 1.4 GHz include the industry's first quad frequency XO and VCXO devices. Leveraging our patented DSPLL® technology, both families are easy to design in and provide superior reliability and performance.	• Networking equipment • Base stations • Test and measurement equipment • Storage area networks • Video systems
SiRX Satellite Receivers The SiRX product family is a fully-integrated single-chip satellite RF front-end for direct broadcast satellite (DBS). Leveraging our world-class RF expertise in CMOS, the SiRX satellite RF front-end integrates a high-performance satellite L-band RF tuner, a dual-mode DVB-S/DSS digital demodulator and a power-efficient, step-up supply controller for the low-noise block converter (LNB) into a single 6 x 8 mm CMOS solution.	• FTA and pay TV DBS equipment • Satellite set-top boxes • PC Cards • DVD Recorders • Televisions
RF Synthesizers A RF synthesizer generates high frequency signals that are used in wireless communications systems to select a particular radio channel. We provide general purpose RF Synthesizers for a variety of wireless communications devices, including the industrial, science, medical (ISM) band applications and satellite radio applications. Our synthesizers are well-suited to meet the increasing requirement for highly-integrated electronics that reduce component count and consume less power.	• Satellite radio • Wireless local area networks • Cordless phones • Wireless headsets • Wireless LAN (802.11b) modems

During fiscal 2006, 2005 and 2004, sales of our mobile handset products accounted for 44%, 44% and 50% of our revenues, respectively. During the same periods, sales of our broad-based mixed-signal products accounted for 56%, 56% and 50% of our revenues, respectively.

Customers, Sales and Marketing

We market our products in various markets through our direct sales force, a network of independent sales representatives, and electronics distributors. Direct and distributor customers buy on an individual purchase order basis, rather than pursuant to long-term agreements.

We consider our customer to be the end customer purchasing either directly from a distributor, a contract manufacturer or us. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer.

One of our distributors, Edom Technology, represented 38% of our fiscal 2006 revenues. Distributors are not considered end customers, but rather serve as a sales channel to our end customers. No other distributor accounted for 10% or more of revenues for fiscal 2006.

During fiscal 2006, our ten largest end customers accounted for 50% of our revenues. We had one end customer, Samsung, which represented 11% of our revenues during fiscal 2006. No other single end customer accounted for more than 10% of our revenues during this period. Our major customers include Agere Systems, Arima, Chi Mei, Compal, LG Electronics, Motorola, Sagem, Samsung, Tellabs and Thomson.

We maintain sales offices throughout North America. We provide European sales support through our subsidiaries in the United Kingdom, France, Germany, Italy and Sweden. Our Asia Pacific sales are supported through our subsidiaries in Japan, Hong Kong and Singapore, as well as sales offices in South Korea, Taiwan and China. Revenue is attributed to a geographic area based on the end customer's shipped-to location. The percentage of our revenues to customers located outside of the United States was 89% in fiscal 2006. China, Taiwan and South Korea accounted for 22%, 21% and 19% of our fiscal 2006 revenues, respectively. For further information regarding our revenues and long-lived assets by geographic area, see Note 12, "Segment Information," to the Consolidated Financial Statements.

Our direct sales force includes regional sales managers in the field and area business managers to further support customer communications. Many of these managers have engineering degrees. We maintain a dedicated website for our field sales organization, which includes technical documentation, backlog information, order status, product availability and new product introduction information to support our communications with that organization. Additionally, we provide direct communication to all field sales personnel as part of a structured sales communications program.

We also utilize independent sales representatives and distributors to generate sales of our products. We have relationships with many independent sales representatives and distributors worldwide whom we have selected based on their understanding of the mixed-signal IC marketplace and their ability to provide effective field sales applications support for our products.

Our marketing efforts are targeted at both identified industry leaders and emerging market participants. Direct marketing activities are supplemented by a focused marketing communications effort that seeks to raise awareness of our company and products. Our public relations efforts are focused on leading trade and business publications. Our external website is used to deliver corporate information and product information. We also pursue targeted advertising in key trade publications and we have a cooperative marketing program that allows our distributors and representatives to promote our products to their local markets in conjunction with their own advertising activities. Finally we maintain a presence at strategic trade shows and industry events. These activities, in combination with direct sales activities, help drive demand for our products.

Due to the complex and innovative nature of our ICs, we employ experienced applications engineers who work closely with customers to support the design-win process, and can significantly accelerate the customer's time required to bring a product to market. A design-win occurs when a customer has designed our ICs into its product architecture. A considerable amount of effort to assist the customer in incorporating our ICs into its products is typically required prior to any sale. In many cases, our innovative ICs require significantly different implementations than existing approaches and, therefore, successful implementations may require extensive communication with potential customers. The amount of time required to achieve a design-win can vary substantially depending on a customer's development cycle, which can be relatively short (such as three months) or very long (such as two years) based on a wide variety of customer factors. Not all design wins ultimately result in revenue. However, once a completed design architecture has been implemented and produced in high volumes, our customers are reluctant to significantly alter their designs due to this extensive design-win process. We believe this process, coupled with our intellectual property protection, promotes relatively longer product life cycles for our ICs and high barriers to entry for competitive products, even if such competing products are offered at lower prices. Finally, our close collaboration with our customers provides us with knowledge of derivative product ideas or completely new product line offerings that may not otherwise arise in other new product discussions.

Research and Development

Through our research and development efforts, we apply our experienced analog and mixed-signal engineering talent and expertise to create new ICs that integrate functions typically performed inefficiently by multiple discrete components. This integration generally results in lower costs, smaller die sizes, lower power demands and enhanced price/performance characteristics. We attempt to reuse successful techniques for integration in new applications where similar benefits can be realized. We believe that reliable and precise analog and mixed-signal ICs can only be developed by teams of engineers that coordinate their efforts under the direction of senior engineers who have significant analog experience and are familiar with the intricacies of designing these ICs for commercial volume production. The development of test methodologies is a critical activity in releasing a new product for commercial success. We believe that we have attracted some of the best engineers in our industry.

Research and development expenses were $121.7 million, $101.2 million and $78.1 million fiscal 2006, 2005 and 2004, respectively.

Technology

Our product development process facilitates the design of highly-innovative, analog-intensive, mixed-signal ICs. Our senior engineers start the product development process by forming an understanding of our customers' products and needs and then design alternatives with increased functionality and with decreasing power, size and cost requirements. Our engineers' deep knowledge of existing and emerging standards and performance requirements help us to assess the technical feasibility of a particular IC. We target areas where we can provide compelling product improvements. Once we have solved the primary challenges, our field application engineers continue to work closely with our customers' design teams to maintain and develop an understanding of our customers' needs, allowing us to formulate derivative products and refined features.

In providing mixed-signal ICs for our customers, we believe our key competitive advantages are:

- Analog design expertise in CMOS;
- Digital signal processing design expertise;
- Microcontroller and system on a chip design expertise; and
- Our broad understanding of systems technology and trends.

To fully capitalize on these advantages, we have assembled a world-class development team with exceptional analog and mixed-signal design expertise led by accomplished senior engineers.

Analog Design Expertise in CMOS

We believe that our most significant core competency is our world-class analog design capability. Additionally, we strive to design substantially all of our ICs in CMOS processes. There are several modern process technologies for manufacturing semiconductors including CMOS, Bipolar, BiCMOS, silicon germanium and gallium arsenide. While it is significantly more difficult to design analog ICs in CMOS, CMOS provides multiple benefits versus existing alternatives, including significantly reduced cost, reduced technology risk and greater worldwide foundry capacity. CMOS is the most commonly used process technology for manufacturing digital ICs and as a result is most likely to be used for the manufacturing of ICs with finer line geometries, which enable smaller and faster ICs. By designing our ICs in CMOS, we enable our products to benefit from this trend towards finer line geometries, which allows us to integrate more digital functionality into our mixed-signal ICs.

Designing analog and mixed-signal ICs is significantly more complicated than designing stand alone digital ICs. While advanced software tools exist to help automate digital IC design, there are far fewer

tools for advanced analog and mixed-signal IC design. In many cases, our analog circuit design efforts begin at the fundamental transistor level. We believe that we have a demonstrated ability to design the most difficult analog and RF circuits using standard CMOS technologies. For example, our ProSLIC product family integrates subscriber line interface circuit (SLIC), codec and battery generation functionality into a single low-voltage CMOS IC. Similarly, bulky wireless phone components such as voltage controlled oscillators and intermediate frequency surface acoustic wave filters are replaced by our AERO transceiver products.

Digital Signal Processing Design Expertise

We consider the partitioning of a circuit's functionality to be a proprietary and creative design technique. Our digital signal processing design expertise maximizes the price/performance characteristics of both the analog and digital functions and allows our ICs to work in an optimized manner to accomplish particular tasks. Generally, we surround core analog circuitry with digital CMOS transistors, which allows our ICs to perform the required analog functions with increased digital capabilities. For example, our ProSLIC product is designed to function more efficiently than traditional products for the source end of the telephone line, which involve a two chip combination requiring more board space and numerous external components. The ProSLIC product is partitioned by combining a core analog design that provides analog-to-digital conversion and digital-to-analog conversion with optimized digital signal processing functions such as data compression, data expansion, filtering and tone generation. In this manner, we can isolate the higher voltage required to ring a telephone in low-cost, off-chip high voltage transistors or a small, complementary high voltage chip, thereby enabling us to fulfill the remaining core functions with a single CMOS chip.

Microcontroller and System on a Chip Design Expertise

We have expanded our system on a chip expertise to include the talent and circuit integration methodologies required to combine precision analog, high-speed digital, Flash memory and in-system programmability into a single, monolithic CMOS integrated circuit. Our microcontroller products are designed to capture an external analog signal, convert it to a digital signal, compute digital functions on the stream of data and then communicate the results through a standard digital interface. The ability to develop standard products with the broadest possible customer application base while being cost efficient with the silicon area of the monolithic CMOS integrated circuit requires a keen sense of customer value and engineering capabilities. Additionally, to manage the wide variety of signals on a monolithic piece of silicon including electrical noise, harmonics and other electronic distortions requires a fundamental knowledge of device physics and accumulated design expertise.

We have also demonstrated our system on a chip capabilities with the introduction of the AeroFONE single-chip phone, a fully functional and completely integrated single-chip phone. This solution provides superior integration and software flexibility and demonstrates our capability to design our own software that works with our customer and software partner solutions.

Understanding of Systems Technology and Trends

Our focused expertise in mixed-signal ICs is the result of the breadth of engineering talent we have assembled with experience working in analog-intensive CMOS design for a wide variety of applications. This expertise, which we consider a competitive advantage, is the foundation of our in-depth understanding of the technology and trends that impact electronic systems and markets. Our expertise includes:

- Isolation, which is critical for existing and emerging telecom networks;
- Frequency synthesis, which is core technology for wireless and clocking applications;

- Enabling integration of third-party software with our ICs to create combined solutions; and
- Signal processing and precision analog, which forms the heart of consumer, industrial, medical and automotive electronics applications.

Our understanding of the role of analog/digital interfaces within electronic systems, standards evolution, and end market drivers enables us to identify product development opportunities and capitalize on market trends.

Manufacturing

As a fabless IC manufacturer, we conduct IC design and development in our facilities and electronically transfer our proprietary IC designs to third-party semiconductor fabricators who process silicon wafers to produce the ICs that we design. Our IC designs typically use industry-standard CMOS manufacturing process technology to achieve a level of performance normally associated with more expensive special-purpose IC fabrication technology. We believe the use of CMOS technology facilitates the rapid production of our ICs within a lower cost framework. Our IC production employs submicron process geometries which are readily available from leading foundry suppliers worldwide, thus increasing the likelihood that manufacturing capacity will be available throughout our products' life cycles. We currently partner principally with Taiwan Semiconductor Manufacturing Co. (TSMC) to manufacture our semiconductor wafers. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on design, development and marketing of our ICs.

Once the silicon wafers have been produced, they are shipped directly to our third-party assembly subcontractors. The assembled ICs are then moved to the final testing stage. This operation can be performed by the same contractor that assembled the IC, other third-party test subcontractors or within our internal facilities in Singapore or Austin, Texas, prior to shipping to our customers. We have increasingly utilized offshore third-party test subcontractors, typically in Asia where the parts are assembled and where the products are frequently delivered to our customers. During fiscal 2006, more than 89% of our units shipped were tested by offshore third-party test subcontractors. We expect that our utilization of offshore third-party test subcontractors will remain at this or higher levels during fiscal 2007.

Backlog

As of December 30, 2006, our backlog was approximately $79.3 million, compared to approximately $98.0 million as of December 31, 2005. We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. We only include orders with an expected shipping date from us within six months. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Backlog from distributors is not recognized as revenue until the products are sold by the distributors. Additionally, our arrangements with distributors typically provide for price protection and stock rotation activities. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

Competition

The markets for semiconductors generally, and for analog and mixed-signal ICs in particular, are intensely competitive. We believe the principal competitive factors in our industry are:

- Product size;
- Level of integration;
- Product capabilities;

- Reliability;
- Price;
- Performance;
- Intellectual property;
- Customer support;
- Reputation;
- Ability to rapidly introduce new products to market; and
- Power requirements.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, achieve high performance specifications at lower price points than competitive products and are manufactured in standard CMOS which generally enables us to supply them on a relatively rapid basis to customers to meet their product introduction schedules. However, disadvantages we face include our relatively short operating history in certain of our markets and the need for customers to redesign their products and modify their software to implement our ICs in their products.

We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. For example, the mobile handset market is transitioning to more advanced air interfaces including EDGE and Wideband Code Division Multiple Access (WCDMA) in addition to the GSM/GPRS standard. We have extended our Aero family to meet the EDGE standard with the Aero IIe single-chip EDGE Radio and the Aero IIed. However, we cannot be certain any product we develop for these standards will achieve market acceptance. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Agere Systems, Atmel, Analog Devices, Broadcom, Conexant, Cypress, Epson, Freescale, Fujitsu, Infineon Technologies, Legerity, Maxim Integrated Products, MediaTek, Microchip, National Semiconductor, NXP Semiconductors, Renesas, RF Micro Devices, Semtech, Skyworks Solutions, Texas Instruments, Vectron International and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies. Our competitors may also offer bundled chipset kit arrangements offering a more complete product, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. As the markets for electronic products grow, we also may face competition from traditional electronic device companies. These companies may enter the mixed-signal semiconductor market by introducing their own products, including components within their products that would eliminate the need for our ICs, or by entering into strategic relationships with or acquiring other existing IC providers.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of December 30, 2006, we had approximately 800 issued or pending United States patents in the IC field. We also frequently file for patent protection in a variety of international jurisdictions with respect to the proprietary technology covered by our U.S. patents and patent applications. There can be no assurance that patents will ever be issued with respect to these applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future.

We claim copyright protection for proprietary documentation for our products. We have filed for registration, or are in the process of filing for registration, of the visual images of certain ICs with the U.S. Copyright Office. We have registered the "Silicon Laboratories" logo and a variety of other product and product family names as trademarks in the United States and selected foreign jurisdictions. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures. We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise and ability to introduce new products in a timely manner will be an important factor in maintaining our competitive position.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could materially adversely affect us.

Our licenses include industry standard licenses with our vendors, such as wafer fabrication tool libraries, third party core libraries, computer-aided design applications and business software applications.

Employees

As of December 30, 2006, we employed 742 people. Our success depends on the continued service of our key technical and senior management personnel and on our ability to continue to attract, retain and motivate highly skilled analog and mixed-signal engineers. The competition for such personnel is intense. We have never had a work stoppage and none of our employees are represented by a labor organization. We consider our employee relations to be good.

Environmental Regulation

Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in the semiconductor industry. Our compliance with these laws and regulations has not had a material impact on our financial position or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our primary facilities, housing engineering, sales and marketing, administration and test operations, are located in Austin, Texas. These facilities consist of approximately 220,000 square feet of leased floor space with lease terms expiring at various dates through 2013. In addition to these properties, we lease smaller facilities in various locations throughout the United States, China, France, Germany, India, Japan, Portugal, South Korea, Singapore, Taiwan and the United Kingdom for engineering, sales and marketing, administrative and manufacturing support activities.

In fiscal 2006, we entered into a lease agreement for a facility in Austin, Texas for a new corporate headquarters. We have relocated most of our Austin employees to the new facility and entered into a sublease agreement for the vacated leased facilities for the remaining lease period.

We believe that these facilities are suitable and adequate to meet our current operating needs.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our registration statement (Registration No. 333-94853) under the Securities Act of 1933, as amended, relating to our initial public offering of our common stock became effective on March 23, 2000. Our common stock is quoted on the NASDAQ National Market (NASDAQ) under the symbol "SLAB". The table below shows the high and low per-share sales prices of our common stock for the periods indicated, as reported by NASDAQ. As of January 31, 2007, there were 179 holders of record of our common stock.

	High	Low
Fiscal Year 2005		
First Quarter	$36.60	$26.88
Second Quarter	31.42	24.62
Third Quarter	33.98	25.46
Fourth Quarter	41.86	26.51
Fiscal Year 2006		
First Quarter	$56.06	$36.20
Second Quarter	60.00	31.30
Third Quarter	38.75	28.43
Fourth Quarter	36.55	29.77

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total stockholder returns for an investment in Silicon Laboratories Inc. common stock, the NASDAQ Stock Market (U.S.) Index and the NASDAQ Electronic Components Index.

**COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG SILICON LABORATORIES INC.,
THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ ELECTRONIC COMPONENTS INDEX**


150
100
50
0
DOLLARS
12/29/01
12/28/02
1/03/04
1/01/05
12/31/05
12/30/06
SILICON LABORATORIES INC.
NASDAQ STOCK MARKET (U.S.) INDEX
NASDAQ ELECTRONIC COMPONENTS

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on December 29, 2001, and that all dividends were reinvested. No cash dividends have been declared on our common stock.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Issuer Purchases of Equity Securities

The following table summarizes repurchases of our common stock during the three months ended December 30, 2006:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2006 – October 28, 2006	321,688	$31.06	320,780	$50,000,000
October 29, 2006 – November 25, 2006	524	$34.20	—	$50,000,000
November 26, 2006 – December 30, 2006	3,454	$34.97	—	$50,000,000
Total......................	325,666	$31.11	320,780	

(1) Includes 4,886 shares of our common stock withheld by us to satisfy employee tax obligations upon vesting of restricted stock units (RSUs) granted under our 2000 Stock Incentive Plan.

On July 24, 2006, our Board of Directors authorized a program to repurchase up to $100 million of our common stock over a twelve-month period beginning July 24, 2006 and ending July 24, 2007. The program allows for repurchases to be made in the open market subject to market conditions, applicable legal requirements and other factors.

Item 6. Selected Financial Data

The selected consolidated balance sheet data as of fiscal year ended 2006 and 2005 and the selected consolidated statements of income data for fiscal 2006, 2005 and 2004 have been derived from the audited consolidated financial statements included in this Form 10-K. The selected consolidated balance sheet data as of fiscal year ended 2004, 2003 and 2002 and the selected consolidated statements of income data for fiscal 2003 and 2002 have been derived from audited consolidated financial statements not included in this Form 10-K. You should read this selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements included in this Form 10-K.

	Fiscal Year				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Consolidated Statements of Income Data					
Revenues	$464,597	$425,689	$456,225	$325,305	$182,016
Operating income	29,115(1)	58,010	106,685	65,414	30,989
Net income	31,158(1)	47,506	76,693	44,716	20,717
Net income per share:					
Basic	$ 0.56(1)	$ 0.89	$ 1.49	$ 0.92	$ 0.44
Diluted	$ 0.54(1)	$ 0.86	$ 1.39	$ 0.86	$ 0.41
Weighted-average common shares outstanding:					
Basic	55,346	53,399	51,471	48,850	47,419
Diluted	57,201	55,485	54,983	52,288	50,811
Consolidated Balance Sheet Data					
Cash, cash equivalents and short-term investments	$386,292	$363,710	$277,106	$190,313	$115,166
Working capital	402,085	369,304	294,557	202,712	122,354
Total assets	686,995	601,062	481,122(2)	378,095	197,065
Long-term obligations and other liabilities	16,691	7,418	2,570	9,962	949
Total stockholders' equity	568,682	498,048	399,484	287,205	155,722

(1) As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, we changed our method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

(2) Total assets for the year ended January 1, 2005 decreased $3.3 million due to the reclassification of estimated credits for price protection to conform to the current year presentation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" above for discussions of the uncertainties, risks and assumptions associated with these statements. Our fiscal year-end financial reporting periods are a 52- or 53- week year ending on the Saturday closest to December 31st. Fiscal years 2006, 2005 and 2004 were 52-week years and ended December 30, 2006, December 31, 2005 and January 1, 2005, respectively.

Overview

We design and develop proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in a broad range of applications in a variety of markets, including communications, consumer, industrial, automotive, medical and power management. Our major customers include Agere Systems, Arima, Chi Mei, Compal, LG Electronics, Motorola, Sagem, Samsung, Tellabs and Thomson.

Our company was founded in 1996. Our business has grown since our inception, as reflected by our employee headcount, which increased to 742 at the end of fiscal 2006, from 651 at the end of fiscal 2005 and 588 employees at the end of fiscal 2004. As a "fabless" semiconductor company, we rely on third-party semiconductor fabricators in Asia, and to a lesser extent the United States, to manufacture the silicon wafers that reflect our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We rely on third-parties in Asia to assemble, package, and, in the substantial majority of cases, test these devices and ship these units to our customers. We have increased the portion of testing performed by such third parties, which facilitates faster delivery of products to our customers (particularly those located in Asia), shorter production cycle times, lower inventory requirements, lower costs and increased flexibility of test capacity.

Our product set has expanded to a broad portfolio targeting mobile handset and broad-based mixed-signal applications. Our expertise in analog-intensive, high-performance, mixed-signal ICs enables us to develop highly differentiated solutions that address multiple markets. For example, our silicon DAA product family is optimized for the PC modem market; our ISOmodem family of embedded modems has been widely adopted by satellite set-top box manufacturers; our ProSLIC products have gained market share in VoIP residential equipment; and our Aero GSM/GPRS transceiver family is being shipped in mobile handsets worldwide. We continue to introduce next generation ICs with added functionality and further integration. In fiscal 2006, we introduced the Aero IIed single-chip EDGE transceiver with a digital interface, a family of highly integrated FM transmitters, a family of digital isolator products, a Power over Ethernet controller and expanded our MCU portfolio with the addition of new USB MCUs, Embedded Ethernet solutions, new small form factor devices and a family of highly-integrated MCUs designed specifically for automotive electronics. Through acquisitions and internal development efforts, we have continued to further diversify our product portfolio. We plan to continue to introduce products that increase the content we provide for existing applications and enable us to serve markets we do not currently address, thereby expanding our total available market opportunity.

We group our products into two categories, mobile handset products and broad-based mixed-signal products. Mobile handset products include our Aero Transceivers, AeroFONE single-chip phone, Power Amplifiers (PA), and to the extent incorporated into handsets, FM broadcast radio tuners and FM transmitters. Broad-based mixed-signal products include our silicon DAA, ISOmodem embedded modems, ProSLIC subscriber line interface circuits, microcontroller products, DSL AFE, SiPHY optical physical layer transceivers, precision clock & data recovery ICs (CDRs), XM satellite radio tuner, digital power products, Power over Ethernet controller, oscillators (XOs), voltage-controlled oscillators (VCXOs), SiRX satellite receivers, RF Synthesizers and to the extent incorporated into non-handset applications, FM broadcast radio tuners and FM transmitters.

During fiscal 2006, 2005 and 2004, Samsung, represented 11%, 14% and 17% of our revenues, respectively. No other single end customer accounted for more than 10% of our revenues in any of these years. In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. One of our distributors, Edom Technology, represented 38% of our fiscal 2006 revenues. Edom and another distributor, Uniquest, represented 29% and 11% of our fiscal 2005 revenues, and 20% and 12% of our fiscal 2004 revenues, respectively. There were no other distributors or contract manufacturers that accounted for more than 10% of our revenues in fiscal 2006, 2005 or 2004.

The percentage of our revenues derived from customers located outside of the United States was 89% in fiscal 2006, 91% in fiscal 2005 and 89% in fiscal 2004, which reflects our product and customer diversification and market penetration for our products, as many of our mobile handset, and increasingly, broad-based mixed-signal customers manufacture and design their products in Asia. All of our revenues to date have been denominated in U.S. dollars. We believe that a majority of our revenues will continue to be derived from customers outside of the United States.

The sales cycle for the test and evaluation of our ICs can range from one month to 12 months or more. An additional three to six months or more are usually required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we typically experience a significant delay between incurring expenses for research and development and selling, general and administrative efforts, and the generation of corresponding sales. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, can be substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Because many of our ICs are designed for use in consumer products such as personal computers, personal video recorders, set-top boxes and mobile handsets, we expect that the demand for our products will be typically subject to some degree of seasonal demand resulting in increased sales in the third and fourth quarters of each year when customers place orders to meet holiday demand. However, rapid changes in our markets and across our product areas make it difficult for us to accurately estimate the impact of seasonal factors on our business.

Results of Operations

The following describes the line items set forth in our consolidated statements of income:

Revenues. Revenues are generated almost exclusively by sales of our ICs. We recognize revenue on sales when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Generally, we recognize revenue from product sales direct to customers and contract manufacturers upon shipment. Certain of our sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, we defer the revenue and cost of revenue on such sales until the distributors sell the product to the end customer. Our products typically carry a one-year replacement warranty. Replacements have been insignificant to date. Our revenues are subject to variation from period to period due to the volume of shipments made within a period and the prices we charge for our products. The vast majority of our revenues were negotiated at prices that reflect a discount from the list prices for our products. These discounts are made for a variety of reasons, including: 1) to establish a relationship with a new customer, 2) as an incentive for customers to purchase products in larger volumes, 3) to provide profit margin to our distributors who resell our products or 4) in response to competition. In addition, as a product matures, we expect that the average selling price for such product will decline due to the greater availability of competing products. Our ability to increase revenues in the future is dependent on increased demand for our established products and our ability to ship larger volumes of those products in response to such demand, as well as our ability to develop or acquire new products and subsequently achieve customer acceptance of newly introduced products.

Cost of revenues. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties and amortization of purchased software, other intellectual property license costs, and certain acquired intangible assets; an allocated portion of our occupancy costs; allocable depreciation of testing equipment and leasehold improvements; and impairment charges related to certain manufacturing equipment held for sale or abandoned. Generally, we depreciate equipment over four years on a straight-line basis and leasehold improvements over the shorter of the estimated useful life or the applicable lease term. Recently introduced products tend to have higher cost of revenues per unit due to initially low production volumes required by our customers and higher costs associated with new package variations. Generally, as production volumes for a product increase, unit production costs tend to decrease as our yields improve and our semiconductor fabricators, assemblers and test suppliers achieve greater economies of scale for that product. Additionally, the cost of wafer procurement and assembly and test services, which are significant components of cost of goods sold, vary cyclically with overall demand for semiconductors and our suppliers' available capacity of such products and services.

Research and development. Research and development expense consists primarily of personnel-related expenses, including stock compensation, new product mask, wafer, packaging and test costs, external consulting and services costs, amortization of purchased software, equipment tooling, equipment depreciation, amortization of acquired intangible assets, acquired research and development resulting from acquisitions, as well as an allocated portion of our occupancy costs for such operations. We generally depreciate our research and development equipment over four years and amortize our purchased software from computer-aided design tool vendors over the shorter of the estimated useful life or the license term. Research and development activities include the design of new products and software, refinement of existing products and design of test methodologies to ensure compliance with required specifications.

Selling, general and administrative. Selling, general and administrative expense consists primarily of personnel-related expenses, including stock compensation, related allocable portion of our occupancy costs, sales commissions to independent sales representatives, applications engineering support, professional fees, directors' and officers' liability insurance, patent litigation legal fees, reserves for bad debt, costs related to relocating our headquarters and other promotional and marketing expenses.

In-process research and development. In-process research and development represents acquired technology resulting from business combinations that has not achieved technological feasibility and has no alternative future use. These costs are expensed on the date of acquisition.

Interest income. Interest income reflects interest earned on average cash, cash equivalents and investment balances. We generally invest in tax-exempt short-term investments.

Interest expense. Interest expense consists of interest on our short and long-term obligations.

Other income (expense), net. Other income (expense), net reflects foreign currency remeasurement adjustments and gains on the disposal of fixed assets.

Provision for Income Taxes. We accrue a provision for domestic and foreign income tax at the applicable statutory rates adjusted for non-deductible expenses, including stock compensation, research and development tax credits and interest income from tax-exempt short-term investments.

The following table sets forth our consolidated statements of income data as a percentage of revenues for the periods indicated:

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Revenues	100.0%	100.0%	100.0%
Cost of revenues	44.8	45.6	45.2
Gross profit	55.2	54.4	54.8
Operating expenses:			
Research and development	26.2	23.8	17.1
Selling, general and administrative	22.0	17.0	14.3
In-process research and development	0.7	—	—
Operating expenses	48.9	40.8	31.4
Operating income	6.3	13.6	23.4
Other income (expense):			
Interest income	2.9	2.0	0.7
Interest expense	(0.2)	(0.1)	(0.1)
Other income (expense), net	0.2	(0.1)	0.4
Income before income taxes	9.2	15.4	24.4
Provision for income taxes	2.5	4.2	7.6
Net income	6.7%	11.2%	16.8%

Comparison of Fiscal 2006 to Fiscal 2005

Revenues

	Year Ended			
	December 30, 2006	December 31, 2005	Change	% Change
	(in millions)			
Mobile Handsets	$206.5	$188.6	$17.9	9.5%
Broad-Based Mixed-Signal	258.1	237.1	21.0	8.9
Total	$464.6	$425.7	$38.9	9.1%

Mobile Handsets: The growth in the sales of our mobile handset products in fiscal 2006 was primarily driven by revenues from our FM broadcast radio tuners. This growth was offset in part by a decline in revenues from our Aero Transceiver family of products. Unit volumes of our mobile handset products increased compared to fiscal 2005 by 49.7%. This increase was offset in part by declining average selling prices of 26.9%, partially due to product transitions.

Broad-Based Mixed-Signal: The growth in the sales of our broad-based mixed-signal products in fiscal 2006 was primarily driven by increased revenues from our: (1) ProSLIC products reflecting growth in demand in the VoIP market; (2) microcontroller products; and (3) FM broadcast radio tuners for non-handset applications. Such growth was offset in part by a decline in revenues from our modem products. Unit volumes of our broad-based mixed-signal products increased compared to fiscal 2005 by 3.8%. Average selling prices increased by 4.8%.

As our products become more mature, we expect to experience decreases in average selling prices in the future. Our revenues will be dependent on our ability to increase sales volumes and introduce higher priced, next generation products and product extensions.

Gross profit

	Year Ended			
	December 30, 2006	December 31, 2005	Change	% Change
	(in millions)			
Gross profit	$256.4	$231.8	$24.6	10.6%
Percent of revenue	55.2%	54.4%		

The increase in gross profit in fiscal 2006 was primarily due to increased revenues and product mix. We may experience declines in the average selling prices of our mobile handset products and certain of our broad-based mixed-signal products. This downward pressure on gross profit as a percentage of revenues may be offset to the extent we are able to: 1) introduce higher margin new products and gain market share with our ICs; or 2) achieve lower production costs from our wafer foundries and third-party assembly and test sub-contractors.

Research and development

	Year Ended			
	December 30, 2006	December 31, 2005	Change	% Change
	(in millions)			
Research and development	$121.7	$101.2	$20.5	20.2%
Percent of revenue	26.2%	23.8%		

The increase in research and development expense in fiscal 2006 was principally due to increases of: (1) $16.5 million for stock compensation expense resulting from our adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 123 (revised 2004), "Share-Based Payment", (SFAS 123R) and the issuance of restricted stock awards; (2) $9.4 million for other personnel-related expenses; and (3) $3.5 million for equipment depreciation, offset by a $13.7 million charge for acquired research and development costs related to the acquisition of Silicon MAGIKE in fiscal 2005. Significant recent development projects include the Aero IIed single-chip EDGE transceiver with a digital interface, a family of highly integrated FM transmitters, our Power over Ethernet controller and the expansion of our MCU portfolio. These products are in the early stages of customer adoption. We expect that research and development expense will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, and may fluctuate as a percentage of revenues due to changes in sales and the timing of certain expensive items related to new product development initiatives, such as engineering mask and wafer costs.

Selling, general and administrative

	Year Ended			
	December 30, 2006	December 31, 2005	Change	% Change
	(in millions)			
Selling, general and administrative	$102.4	$72.6	$29.8	41.1%
Percent of revenue	22.0%	17.0%		

The increase in selling, general and administrative expense in fiscal 2006 was principally due to increases of: (1) $14.8 million for stock compensation expense; (2) $8.2 million for other personnel-related expenses; (3) $3.0 million related to relocating our corporate headquarters; and (4) $1.1 million of higher legal fees related to litigation. We expect that selling, general and administrative expense will increase in absolute dollars in future periods as we continue to expand our sales channels, marketing applications efforts and administrative infrastructure.

In-process research and development

In-process research and development (IPR&D) was $3.2 million in fiscal 2006. The IPR&D was related to our acquisitions of StackCom and Silembia. The Company doesn't expect the products derived from these technologies to begin to contribute to revenues prior to fiscal 2007.

There was no IPR&D in fiscal 2005.

Interest income

	Year Ended		
	December 30, 2006	December 31, 2005	Change
	(in millions)		
Interest income	$13.7	$8.3	$5.4

The increase in interest income in fiscal 2006 was due to a greater amount of cash and short-term investments balances and to an increase in the interest rates of the underlying instruments during the period.

Interest expense

Interest expense in fiscal 2006 was $0.9 million compared to $0.3 million in fiscal 2005.

Other income (expense), net

Other income (expense), net in fiscal 2006 was $0.7 million compared to $(0.3) million in fiscal 2005.

Provision for Income Taxes

	Year Ended		
	December 30, 2006	December 31, 2005	Change
	(in millions)		
Provision for income taxes	$11.6	$18.1	$(6.5)
Effective tax rate	27.1%	27.6%	

The effective tax rate for fiscal 2006 was slightly lower than the effective tax rate for fiscal 2005. The increases to the effective tax rate for fiscal 2006 included the recording of stock compensation expense at a lower than average effective tax rate and state income tax expense. These increases were offset by an increase in tax-exempt interest, an increase in the foreign tax rate benefit, a decrease in the non-deductible write off of acquired and in process research and development costs and an increase in research and development tax credits during fiscal 2006.

The effective tax rates for each of the periods presented differ from the federal statutory rate of 35% due to tax-exempt interest income, the amount of income earned in foreign jurisdictions where the tax rate may be lower than the federal statutory rate, research and development tax credits, state income taxes and other permanent items. The effective rate for fiscal 2006 also differs from the federal statutory rate of 35% due to non-deductible stock compensation expense and stock compensation deductible at a rate lower than the federal statutory tax rate.

Comparison of Fiscal 2005 to Fiscal 2004

Revenues

	Year Ended			
	December 31, 2005	January 1, 2005	Change	% Change
	(in millions)			
Mobile Handsets	$188.6	$228.8	$(40.2)	(17.6)%
Broad-Based Mixed-Signal	237.1	227.4	9.7	4.3
Total	$425.7	$456.2	$(30.5)	(6.7)%

Mobile Handsets: The decline in the sales of our mobile handset products in fiscal 2005 was primarily driven by declining average selling prices of our Aero Transceiver family of products. Average selling prices in mobile handset products decreased year over year by 20.6%, partially due to product transitions. This decrease was offset in part by a 3.8% year over year increase in unit volumes of our mobile handset products.

Broad-Based Mixed-Signal: The growth in the sales of our broad-based mixed-signal products in fiscal 2005 was primarily driven by increased revenues from our: (1) ProSLIC products; and (2) microcontroller products. Such growth was offset in part by a 10% decline in revenue from our modem products due to declines in average selling prices and unit volumes. Unit volumes of broad-based mixed-signal products increased year over year by 1.6%. In addition, average selling prices in this area increased year over year by 2.6%.

Gross profit

	Year Ended			
	December 31, 2005	January 1, 2005	Change	% Change
	(in millions)			
Gross profit	$231.8	$249.9	$(18.1)	(7.3)%
Percent of revenue	54.4%	54.8%		

The year over year decrease in gross profit dollars in fiscal 2005 was primarily due to the decrease in revenues from our mobile handset products.

Research and development

	Year Ended			
	December 31, 2005	January 1, 2005	Change	% Change
	(in millions)			
Research and development	$101.2	$78.1	$23.1	29.7%
Percent of revenue	23.8%	17.1%		

The year over year increase in research and development expense in fiscal 2005 was principally due to a $13.7 million charge for acquired research and development costs in connection with our acquisition of Silicon MAGIKE, increased staffing and associated occupancy and other costs to pursue new product development opportunities, and to continue to develop software and new testing methodologies for newly introduced and existing products.

Selling, general and administrative

	Year Ended			
	December 31, 2005	January 1, 2005	Change	% Change
	(in millions)			
Selling, general and administrative	$72.6	$65.2	$7.4	11.3%
Percent of revenue	17.0%	14.3%		

The increase in selling, general and administrative expense in fiscal 2005 was principally attributable to: (1) an increase of approximately $2.8 million for increased staffing and associated costs resulting from the geographical expansion of our sales support organization in Asia and Europe; (2) $2.7 million in charges related to the separation agreement with our former Chief Executive Officer; (3) $1.0 million in charges related to the search and hiring costs of our current Chief Executive Officer; and (4) an increase of approximately $1.0 million for increased staffing and associated costs related to the expansion of our internal information technology and services support organization. The increase was offset in part by a $1.9 million decline in sales commissions and bonuses due to a decline in our sales.

Interest income

	Year Ended		
	December 31, 2005	January 1, 2005	Change
	(in millions)		
Interest income	$8.3	$3.1	$5.2

The increase in interest income in fiscal 2005 was due to a greater amount of cash and short-term investments balances during the year ended December 31, 2005 and due to an increase in the interest rates of the underlying instruments during fiscal 2005.

Interest expense

Interest expense was $0.3 million in both fiscal 2005 and 2004.

Other income (expense), net

	Year Ended		
	December 31, 2005	January 1, 2005	Change
	(in millions)		
Other income (expense), net	$(0.3)	$2.1	$(2.4)

Other income (expense), in fiscal 2004 primarily reflected gains on the sale of test equipment. No comparable gains occurred in fiscal 2005.

Provision for income taxes

	Year Ended		
	December 31, 2005	January 1, 2005	Change
	(in millions)		
Provision for income taxes	$18.1	$34.9	$(16.8)
Effective tax rate	27.6%	31.3%	

The effective tax rate in fiscal 2005 was lower than fiscal 2004, primarily due to the tax savings from alignment of our financial structure with our international operational structure, as well as an increase in tax-exempt interest income. The decrease was offset by the fiscal 2005 non-deductible acquired research and development costs incurred in connection with our acquisition of Silicon MAGIKE. The impact of the non-deductible acquired research and development costs was 7.3%. Excluding this charge, the tax rate would have been 20.3%. In addition, the effective tax rates for each of the periods presented differ from the federal statutory rate of 35% due to the amount of income earned in foreign jurisdictions where the tax rate may be lower than the federal statutory rate, the impact of research and development tax credits, tax-exempt interest income and other permanent items.

Business Outlook

We expect revenues in the first quarter of fiscal 2007 to be in the range of $106 million to $111 million. Furthermore, we expect our diluted net income per share to be in the range of $0.00 to $0.03.

Liquidity and Capital Resources

Our principal sources of liquidity as of December 30, 2006 consisted of $386.3 million in cash, cash equivalents and short-term investments. Our short-term investments consist primarily of tax-exempt municipal bonds.

Net cash provided by operating activities was $83.3 million during fiscal 2006, compared to net cash provided of $104.0 million during fiscal 2005. Operating cash flows during fiscal 2006 reflect our net income of $31.2 million, adjustments of $70.2 million for depreciation, amortization, stock compensation, acquired and in-process research and development and tax benefits associated with the exercise of stock options, and a net increase in the components of our working capital of $18.1 million.

Net cash used in investing activities was $110.3 million during fiscal 2006, compared to net cash used of $72.3 million during fiscal 2005. The increase was principally due to increases of $20.2 million in net purchases of short-term investments and $21.2 million for business acquisitions, net of cash acquired, offset by a $3.4 million decrease in net purchases of other assets and property, equipment and software.

We anticipate capital expenditures of approximately $20 to $25 million for fiscal 2007. Additionally, as part of our growth strategy, we expect to evaluate opportunities to invest in or acquire other businesses, intellectual property or technologies that would complement or expand our current offerings, expand the breadth of our markets or enhance our technical capabilities.

Net cash used in financing activities was $5.3 million during fiscal 2006, compared to net cash provided of $20.2 million during fiscal 2005. The decrease was principally due to payments of $50.0 million for repurchases of our common stock in the recent year, offset by an increase of $17.5 million of proceeds from the exercise of employee stock options and an increase of $7.4 million of excess tax benefits from such exercises. In July 2006, our Board of Directors authorized a program to repurchase up to $100 million of our common stock over a twelve-month period in the open market.

Contractual Obligations

The following table summarizes our contractual obligations as of December 30, 2006 (in thousands):

		Payments due by period					
	Total	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**
Operating lease obligations(1)...	$22,601	$ 5,207	$4,743	$4,538	$2,919	$2,320	$2,874
Purchase obligations(2).........	68,948	66,098	2,823	27	—	—	—
Other long-term Obligations	3,850	—	1,050	2,800	—	—	—

(1) Operating lease obligations include amounts for leased facilities.

(2) Purchase obligations include contractual arrangements in the form of purchase orders with suppliers where there is a fixed non-cancelable payment schedule or minimum payments due with a reduced delivery schedule.

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We believe our existing cash and short-term investment balances are sufficient to meet our capital requirements through at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

Off-Balance Sheet Arrangements

In March 2006, we entered into an operating lease agreement and a related participation agreement (collectively, the "lease") for a facility in Austin, Texas for our corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR (which would be approximately $17.9 million over the remaining term assuming LIBOR averages 5.36% during such term).

We have granted certain rights and remedies to the lessor in the event of certain defaults, including the right to terminate the lease, to bring suit to collect damages, and to compel us to purchase the facility. The lease contains other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions, including covenants that we shall maintain unencumbered cash and highly-rated short-term investments of at least $75 million and a ratio of funded debt to earnings before interest expense, income taxes, depreciation, amortization, lease expense and other non-cash charges (EBITDAR) over the four prior fiscal quarters of no greater than 1.5 to 1. As of December 30, 2006, we believe we were in compliance with all covenants of the lease.

During the term of the lease, we have an on-going option to purchase the building for a total purchase price of approximately $44.3 million. Alternatively, we can cause the property to be sold to third parties provided we are not in default under the lease. We are contingently liable for the guaranteed residual value associated with this property in the event that the net sale proceeds are less than the original financed cost of the facility. We are contingently liable for the residual value guarantee associated with the lease of approximately $35.3 million. To the extent that the net proceeds generated from the sale of the facility to a third party exceed $9.0 million, we would have the right to receive (a) substantially all of such excess proceeds if the sale occurs prior to the end of the term or (b) up to approximately $35.3 million of such excess proceeds if the sale occurs after the end of the term.

In accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," we determined that the fair value associated with the guaranteed residual value was $1.0 million. The amount was recorded in "Other assets, net" and "Long-term obligations and other liabilities" in the consolidated balance sheets and is being amortized over the term of the lease.

We are required to periodically evaluate the expected fair value of the facility at the end of the lease term. If we determine that it is estimable and probable that the expected fair value will be less than $44.3 million, we will ratably accrue the loss up to a maximum of approximately $35.3 million over the remaining lease term. As of December 30, 2006, we have determined that a loss contingency accrual is not required.

Critical Accounting Policies and Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in facts and circumstances could have a significant impact on the resulting estimated amounts included in the financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates. We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues and cost of revenues on sales to distributors; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Allowance for doubtful accounts—We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance to reduce the net receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on a variety of factors including the age of the receivable, the current business environment and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions worsened, additional allowances may be required in the future.

Inventory valuation—We assess the recoverability of inventories through the application of a set of methods, assumptions and estimates. In determining net realizable value, we write down inventory that may be slow moving or have some form of obsolescence, including inventory that has aged more than nine months. We also adjust the valuation of inventory when its standard cost exceeds the estimated market value. We assess the potential for any unusual customer returns based on known quality or business issues and establish reserves based on the estimated inventory losses for scrap or non-saleable material. Inventory not otherwise identified to be written down is compared to an assessment of our 12-month forecasted demand. The result of this methodology is compared against the product life cycle and competitive situations in the marketplace to determine the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower or market conditions are worse than originally projected, additional inventory write-downs may be required.

Stock compensation—Prior to fiscal 2006, we accounted for stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25. Effective January 1, 2006, we adopted the provisions of SFAS 123R using the modified-prospective-transition method. SFAS 123R requires companies to recognize the fair-value of stock-based compensation transactions in the statement of income. The fair value of our stock-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes valuation calculation requires us to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Expected stock price volatility is based on implied volatility from traded options on our stock in the marketplace and historical volatility of our stock. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield. If our actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost. In addition, we are required to estimate the expected forfeiture rate of our stock grants and only recognize the expense for those shares expected to vest. If the actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be materially different. We had approximately $114 million of total unrecognized compensation costs related to stock options and RSUs at December 30, 2006 that are expected to be recognized over a weighted-average period of 2.3 years. See Note 8 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Impairment of goodwill and other long-lived assets—We review long-lived assets which are held and used, including fixed assets and purchased intangible assets, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its expected useful life and are significantly impacted by estimates of future prices and volumes for our products, capital needs, economic trends and other factors which are inherently difficult to forecast. If the asset is considered to be impaired, we record an impairment charge equal to the amount by which the carrying value of the asset exceeds its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Occasionally, we may hold certain assets for sale. In those cases, the assets are reclassified on our balance sheet from long-term to current, and the carrying value of such assets are reviewed and adjusted each period thereafter to the fair value less expected cost to sell.

We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. If the fair value is less than the net book value, the second step of the analysis compares the implied fair value of our goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, we recognize an impairment loss equal to that excess amount.

Income taxes—We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance against the deferred tax asset. Further, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the effect that the adoption of SFAS 157 will have on our financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB SFAS 109, "Accounting for Income Taxes". This Interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of our fiscal year beginning December 31, 2006, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts, as applicable. We have not determined the effect that the adoption of FIN 48 will have on our financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our financial instruments include cash, cash equivalents and short-term investments. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Our interest income is sensitive to changes in the general level of U.S. interest rates. Based on our cash, cash equivalents and short-term investments holdings as of December 30, 2006, an immediate 100 basis point decline in the yield for such instruments would decrease our annual interest income by approximately $3.9 million. We believe that our investment policy is conservative, both in the duration of our investments and the credit quality of the investments we hold.

In March 2006, we entered into an operating lease agreement for a facility in Austin, Texas for our corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR. LIBOR is sensitive to changes in the general level of U.S. interest rates. An immediate 100 basis point increase in the three-month LIBOR would increase our annual base rent by approximately $0.4 million.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and supplementary data required by this item are included in Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 30, 2006 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There was no change in our internal controls during the fiscal quarter ended December 30, 2006 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 30, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of December 30, 2006, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young LLP, issued an attestation report on our assessment of our internal control over financial reporting. This report appears on page F-1.

Item 9B. Other Information

None.

Part III

Certain information required by Part III is omitted from this report because we intend to file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below is information regarding the executive officers and directors of Silicon Laboratories as of January 31, 2007.

Name	Age	Position
Navdeep S. Sooch	44	Chairman of the Board
Necip Sayiner	41	Chief Executive Officer, President and Director
William G. Bock	56	Chief Financial Officer and Senior Vice President
Gary R. Gay	56	Vice President of Worldwide Sales
Jonathan D. Ivester	51	Vice President of Worldwide Operations
Paul V. Walsh, Jr.	42	Chief Accounting Officer and Vice President of Finance
David R. Welland	51	Vice President and Director
Harvey B. Cash	68	Director
R. Ted Enloe III	68	Director
Laurence G. Walker	58	Director
William P. Wood	51	Director

Navdeep S. Sooch co-founded Silicon Laboratories in August 1996 and has served as Chairman of the Board since our inception. Mr. Sooch served as our Chief Executive Officer from our inception through the end of fiscal 2003 and served as interim Chief Executive Officer from April 2005 to September 2005. From March 1985 until founding Silicon Laboratories, Mr. Sooch held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Vice President of Engineering, as well as Product Planning Manager of Strategic Marketing and Design Engineer. From May 1982 to March 1985, Mr. Sooch was a Design Engineer with AT&T Bell Labs. Mr. Sooch holds a B.S. in Electrical Engineering from the University of Michigan, Dearborn and a M.S. in Electrical Engineering from Stanford University.

Necip Sayiner has served as director, President and Chief Executive Officer since September 2005. Prior to joining Silicon Laboratories, Mr. Sayiner held various leadership positions at Agere Systems Inc. From August 2004 to September 2005, Mr. Sayiner served as Vice President and General Manager of Agere's Enterprise and Networking Division and from March 2002 to August 2004 he served as Vice President and General Manager of Agere's Networking IC Division. Mr. Sayiner holds a B.S. in electrical engineering and physics from Bosphorus University in Turkey, a M.S. in Electrical Engineering from Southern Illinois University, and a Ph.D. in Electrical Engineering from the University of Pennsylvania.

William G. Bock has served as Senior Vice President and Chief Financial Officer since November 2006. Mr. Bock joined Silicon Laboratories as a director on March 2000, and served as Chairman of the audit committee until November 2006 before he stepped down from the Board of Directors to serve in his current role. From April 2002 to November 2006, Mr. Bock was a partner of CenterPoint Ventures, a venture capital firm. From April 2001 to March 2002, Mr. Bock served as a partner of Verity Ventures, a venture capital firm. From June 1999 to March 2001, Mr. Bock served as a Vice President and General Manager at Hewlett-Packard. Mr. Bock held the position of President and Chief Executive Officer of DAZEL Corporation, a provider of electronic information delivery systems, from February 1997 until its acquisition by Hewlett-Packard in June 1999. From October 1994 to February 1997, Mr. Bock served as Chief Operating Officer of Tivoli Systems, a client server software company, which was acquired by IBM in March 1996. Mr. Bock holds a B.S. in Computer Science from Iowa State University and a M.S. in Industrial Administration from Carnegie Mellon University.

Gary R. Gay joined Silicon Laboratories in October 1997 as Vice President of Worldwide Sales. Previously, Mr. Gay was with Crystal Semiconductor/Cirrus Logic from 1985 to September 1997 where he most recently served as Vice President of North American Sales. From 1979 to 1985, Mr. Gay was International Sales Manager and Asia Pacific Sales Manager with Burr-Brown Corporation, a designer and manufacturer of semiconductor components. Mr. Gay holds a B.S. in Electrical Engineering from the Rochester Institute of Technology.

Jonathan D. Ivester joined Silicon Laboratories in September 1997 as Vice President and has served as Vice President of Worldwide Operations since May 2005. From May 1984 to September 1997, Mr. Ivester was with Applied Materials, a supplier of equipment and services to the semiconductor industry, and served as Director of Manufacturing and Director of U.S. Procurement in addition to various engineering and manufacturing management positions. Mr. Ivester was a scientist at Bechtel Corporation, an engineering and construction company, from 1980 to 1982 and at Abcor, Inc., an ultrafiltration company and subsidiary of Koch Industries, from 1978 to 1980. Mr. Ivester holds a B.S. in Chemistry from the Massachusetts Institute of Technology and a M.B.A. from Stanford University.

Paul V. Walsh, Jr. joined Silicon Laboratories in January 2004 as Director of Finance, Worldwide Operations, and appointed Corporate Controller in May 2005. Most recently, Mr. Walsh served as Interim Chief Financial Officer from May 2006 to November 2006 before promoted to Vice President and Chief Accounting Officer. Prior to joining Silicon Laboratories, Mr. Walsh was Site Controller from February 2003 to January 2004 with PerkinElmer, a supplier to the health sciences and photonics markets, Manufacturing Controller from 2000 to 2003 at Teradyne, a semiconductor equipment supplier, and various operational and finance roles from 1992 to 2000 at Analog Devices, a semiconductor manufacturer. Mr. Walsh also served in a technical capacity from 1987 to 1990 at R.G. Vanderweil Engineers. Mr. Walsh received his B.S. in Mechanical Engineering from the University of Maine, and a M.B.A from Boston University.

David R. Welland co-founded Silicon Laboratories in August 1996, has served as a Vice President and director since our inception and was appointed Fellow in March 2004. From November 1991 until founding Silicon Laboratories, Mr. Welland held various positions at Crystal Semiconductor/Cirrus Logic, a designer and manufacturer of integrated circuits, including Senior Design Engineer. Mr. Welland holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

Harvey B. Cash has served as a director of Silicon Laboratories since June 1997. Mr. Cash has served as general partner of InterWest Partners, a venture capital firm, since 1986. Mr. Cash currently serves on the Board of Directors of the following public companies: i2 Technologies, a provider of intelligent e-business and marketplace solutions; Ciena Corporation, a designer and manufacturer of dense wavelength division multiplexing systems for fiber optic networks; Argonaut Group Inc., a specialty insurance company; First Acceptance Corp, a provider of low-cost auto insurance; and Staktek, Inc., a semiconductor assembly company. Mr. Cash holds a B.S. in Electrical Engineering from Texas A&M University and a M.B.A. from Western Michigan University.

R. Ted Enloe III has served as a director of Silicon Laboratories since April 2003. Mr. Enloe is currently the Managing General Partner of Balquita Partners, Ltd., a family investment firm. Previously, Mr. Enloe served as President and Chief Executive Officer of Optisoft, Inc., a provider of intelligent traffic signal platforms. Mr. Enloe formerly served as Vice Chairman and member of the office of chief executive of Compaq Computer Corporation. He also served as President of Lomas Financial Corporation and Liberté Investors for more than 15 years. Mr. Enloe co-founded a number of other publicly held firms, including Capstead Mortgage Corp., Tyler Cabot Mortgage Securities Corp., and Seaman's Corp. Mr. Enloe currently serves on the Board of Directors of Leggett & Platt, Inc. and Live Nation, Inc. Mr. Enloe holds a B.S. in Engineering from Louisiana Polytechnic University and a J.D. from Southern Methodist University.

Laurence G. Walker has served as a director of Silicon Laboratories since June 2003. Previously, Mr. Walker co-founded and served as Chief Executive Officer of C-Port Corporation, a pioneer in the network processor industry, which was acquired by Motorola in 2000. Following the acquisition, Mr. Walker served as Vice President of Strategy for Motorola's Network and Computing Systems Group and then as Vice President and General Manager of the Network and Computing Systems Group until 2002. From August 1996 to May 1997, Mr. Walker served as Chief Executive Officer of CertCo, a digital certification supplier. Mr. Walker served as Vice President and General Manager, Network Products Business Unit, of Digital Equipment Corporation, a computer hardware company, from January 1994 to July 1996. From 1981 to 1994, he held a variety of other management positions at Digital Equipment Corporation. Mr. Walker currently serves as a director of McDATA Corporation, an expert provider of multi-capable storage networking solutions. Mr. Walker holds a B.S. in Electrical Engineering from Princeton University and a M.S. and Ph.D. in Electrical Engineering from the Massachusetts Institute of Technology.

William P. Wood has served as a director of Silicon Laboratories since March 1997 and as Lead Director since December 2005. Since 1996, Mr. Wood has also served as general partner of various funds associated with Silverton Partners, a venture capital firm. From 1984 to 2003, Mr. Wood was a general partner, and for certain funds created since 1996, a special limited partner, of various funds associated with Austin Ventures, a venture capital firm. Mr. Wood holds a B.A. in History from Brown University and a M.B.A. from Harvard University.

The remaining information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Proposal One: Election of Director", "Executive Compensation", "Compliance with Section 16(a) of the Securities Exchange Act of 1934" and "Code of Ethics."

Item 11. Executive Compensation

The information under the caption "Executive Compensation" and "Proposal One: Election of Director" appearing in the Proxy Statement, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Ownership of Securities" and "Equity Compensation Plan Information" appearing in the Proxy Statement, is incorporated herein by reference.

Item 13. Certain *Relationships and* Related Transactions, and Director Independence

The information under the caption "Certain Relationships and Related Transactions, and Director Independence" appearing in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information under the caption "Proposal Two: Ratification of Appointment of Independent Registered Public Accounting Firm" appearing in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

Index

2. Schedules

All schedules have been omitted since the information required by the schedule is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the consolidated financial statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

(b) Exhibits

Exhibit Number	
2.1*	Agreement and Plan of Merger, dated August 19, 2005, by and among Silicon Laboratories Inc., Sabine Merger Sub, Inc., and Silicon MAGIKE, Inc. (filed as Exhibit 2.1 to the Form 8-K filed August 22, 2005).
2.2*	Share Purchase Agreement, dated May 11, 2006, by and between Silicon Laboratories France and the shareholders of Silembia (filed as Exhibit 10.1 to the Form 8-K filed May 15, 2006).
3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Securities and Exchange Commission File No. 333-94853) (the "IPO Registration Statement")).
3.2*	Second Amended and Restated Bylaws of Silicon Laboratories Inc (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).
4.1*	Specimen certificate for shares of common stock (filed as Exhibit 4.1 to the IPO Registration Statement).
10.1*	Form of Indemnification Agreement between Silicon Laboratories Inc. and each of its directors and executive officers (filed as Exhibit 10.1 to the IPO Registration Statement).
10.2*	Silicon Laboratories Inc. 2000 Stock Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Securities and Exchange Commission File No. 333-60794) filed on May 11, 2001).
10.3*	Form of Stock Option Agreement and Notice of Grant of Stock Option under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.4*	Form of Addendum to Stock Option Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.5*	Form of Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.6*	Form of Addendum to Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005).
10.7*	Silicon Laboratories Inc. Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
10.8*	Lease Agreement dated June 26, 1998 by and between Silicon Laboratories Inc. and S.W. Austin Office Building Ltd. (filed as Exhibit 10.5 to the IPO Registration Statement).
10.9*	Lease Agreement dated October 27, 1999 by and between Silicon Laboratories Inc. and Stratus 7000 West Joint Venture (filed as Exhibit 10.6 to the IPO Registration Statement).
10.10*	Lease Agreement dated June 29, 2000 by and between Silicon Laboratories Inc. and Stratus 7000 West Joint Venture. (filed as Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2000).
10.11*	Employment Agreement dated August 30, 2005 between Silicon Laboratories Inc. and Dr. Necip Sayiner (filed as Exhibit 10.1 to the Form 8-K filed September 12, 2005).

Exhibit Number	
10.12*	Employment Agreement dated November 3, 2006 between Silicon Laboratories Inc. and William Bock (filed as Exhibit 10.1 to the Form 8-K filed November 8, 2006).
10.13*	Lease, Deed of Trust and Security Agreement dated March 30, 2006 among Silicon Laboratories Inc., BAL Investment & Advisory, Inc. and Gary S. Farmer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 5, 2006).
10.14*	Participation Agreement dated March 30, 2006 among Silicon Laboratories Inc., BAL Investment & Advisory, Inc., Wells Fargo Bank Northwest, National Association and various other financial institutions named therein filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 5, 2006).
10.15*	Silicon Laboratories Inc. 2007 Bonus Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 30, 2007).
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page to this Form 10-K).
31.1	Certification of the Principal Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Accounting Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification as required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference to the indicated filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on February 6, 2007.

By: /s/ NECIP SAYINER
Necip Sayiner
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Necip Sayiner and William G. Bock, and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ NAVDEEP S. SOOCH Navdeep S. Sooch	Chairman of the Board	February 6, 2007
/s/ NECIP SAYINER Necip Sayiner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 6, 2007
/s/ WILLIAM G. BOCK William G. Bock	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 6, 2007
/s/ PAUL V. WALSH, JR. Paul V. Walsh, Jr.	Vice President (Principal Accounting Officer)	February 6, 2007
David R. Welland	Vice President and Director	
/s/ HARVEY B. CASH Harvey B. Cash	Director	February 6, 2007

Name	Title	Date
/s/ ROBERT TED ENLOE, III Robert Ted Enloe, III	Director	February 6, 2007
/s/ LAURENCE G. WALKER Laurence G. Walker	Director	February 6, 2007
/s/ WILLIAM P. WOOD William P. Wood	Director	February 6, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silicon Laboratories Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Silicon Laboratories Inc. maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silicon Laboratories Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Silicon Laboratories Inc. maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Silicon Laboratories Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Silicon Laboratories Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows of Silicon Laboratories Inc. for each of the three fiscal years in the period ended December 30, 2006 and our report dated February 6, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 6, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silicon Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Laboratories Inc. at December 30, 2006 and December 31, 2005, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Silicon Laboratories Inc.'s internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2007 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

/s/ ERNST & YOUNG LLP

Austin, Texas
February 6, 2007

Silicon Laboratories Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	December 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 68,188	$100,504
Short-term investments	318,104	263,206
Accounts receivable, net of allowance for doubtful accounts of $548 at December 30, 2006 and $1,088 at December 31, 2005	49,701	56,883
Inventories	40,282	23,132
Deferred income taxes	13,330	11,505
Prepaid expenses and other	14,102	9,670
Total current assets	503,707	464,900
Property, equipment and software, net	43,321	32,584
Goodwill	78,224	62,877
Other intangible assets, net	21,970	14,838
Other assets, net	39,773	25,863
Total assets	$686,995	$601,062
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 36,396	$ 43,846
Accrued expenses	27,929	16,129
Deferred income on shipments to distributors	22,234	17,273
Income taxes	15,063	18,348
Total current liabilities	101,622	95,596
Long-term obligations and other liabilities	16,691	7,418
Total liabilities	118,313	103,014
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—$0.0001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$0.0001 par value; 250,000 shares authorized; 54,802 and 54,530 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	5	5
Additional paid-in capital	373,655	335,284
Deferred stock compensation	—	(1,105)
Retained earnings	195,022	163,864
Total stockholders' equity	568,682	498,048
Total liabilities and stockholders' equity	$686,995	$601,062

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Revenues	$464,597	$425,689	$456,225
Cost of revenues	208,217	193,904	206,320
Gross profit	256,380	231,785	249,905
Operating expenses:			
Research and development	121,707	101,222	78,056
Selling, general and administrative	102,358	72,553	65,164
In-process research and development	3,200	—	—
Operating expenses	227,265	173,775	143,220
Operating income	29,115	58,010	106,685
Other income (expense):			
Interest income	13,745	8,285	3,054
Interest expense	(872)	(322)	(311)
Other income (expense), net	744	(332)	2,148
Income before income taxes	42,732	65,641	111,576
Provision for income taxes	11,574	18,135	34,883
Net income	$ 31,158	$ 47,506	$ 76,693
Net income per share:			
Basic	$ 0.56	$ 0.89	$ 1.49
Diluted	$ 0.54	$ 0.86	$ 1.39
Weighted-average common shares outstanding:			
Basic	55,346	53,399	51,471
Diluted	57,201	55,485	54,983

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands)

	Common Stock					
	Number of Shares	Par Value	Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings	Total Stockholders' Equity
Balance as of January 3, 2004	51,237	$ 5	$256,792	$(9,257)	$ 39,665	$287,205
Exercises of stock options	798	—	10,268	—	—	10,268
Income tax benefit from employee stock-based awards	—	—	6,766	—	—	6,766
Repurchase and cancellation of unvested shares	(5)	—	—	—	—	—
Employee Stock Purchase Plan	109	—	2,746	—	—	2,746
Deferred stock compensation	—	—	(233)	233	—	—
Stock compensation	—	—	—	4,237	—	4,237
Purchase acquisition	369	—	11,569	—	—	11,569
Net income	—	—	—	—	76,693	76,693
Balance as of January 1, 2005	52,508	5	287,908	(4,787)	116,358	399,484
Exercises of stock options	1,208	—	17,339	—	—	17,339
Income tax benefit from employee stock-based awards	—	—	4,615	—	—	4,615
Repurchase and cancellation of unvested shares	(31)	—	(12)	—	—	(12)
Employee Stock Purchase Plan	133	—	2,862	—	—	2,862
Deferred stock compensation	—	—	(697)	697	—	—
Stock compensation	—	—	4,289	2,985	—	7,274
Purchase acquisition	712	—	18,980	—	—	18,980
Net income	—	—	—	—	47,506	47,506
Balance as of December 31, 2005	54,530	5	335,284	(1,105)	163,864	498,048
Stock issuances under employee plans, net of shares withheld for taxes	1,677	—	33,504	—	—	33,504
Income tax benefit from employee stock-based awards	—	—	13,044	—	—	13,044
Repurchases of common stock	(1,554)	—	(50,046)	—	—	(50,046)
Employee Stock Purchase Plan	149	—	3,357	—	—	3,357
Reclass due to the adoption of SFAS 123R	—	—	(1,105)	1,105	—	—
Stock compensation	—	—	39,617	—	—	39,617
Net income	—	—	—	—	31,158	31,158
Balance as of December 30, 2006	54,802	$ 5	$373,655	$ —	$195,022	$568,682

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Operating Activities			
Net income	$ 31,158	$ 47,506	$ 76,693
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization of property, equipment and software	16,243	17,712	16,191
Loss (gain) on disposal of property, equipment and software	712	124	(2,174)
Amortization of other intangible assets and other assets	4,989	2,818	3,315
Stock compensation expense	39,400	7,274	4,237
Acquired and in-process research and development	3,200	13,687	—
Additional income tax benefit from employee stock-based awards	13,044	4,615	6,766
Excess income tax benefit from employee stock-based awards	(7,402)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	7,182	(13,891)	4,887
Inventories	(16,933)	15,273	(4,341)
Prepaid expenses and other assets	(7,768)	(13,119)	(1,602)
Accounts payable	(5,098)	15,829	(10,689)
Accrued expenses	9,951	(4,195)	9,073
Deferred income on shipments to distributors	4,961	3,737	2,010
Deferred income taxes	(7,021)	(3,521)	(3,645)
Income taxes payable	(3,335)	10,141	(4,456)
Net cash provided by operating activities	83,283	103,990	96,265
Investing Activities			
Purchases of short-term investments	(404,664)	(385,552)	(638,337)
Sales and maturities of short-term investments	349,766	350,816	541,746
Purchases of property, equipment and software	(29,772)	(20,377)	(20,508)
Proceeds from the sale of property, equipment and software	2,032	266	4,464
Purchases of other assets	(6,477)	(17,458)	(6,328)
Acquisitions of businesses, net of cash acquired	(21,223)	(6)	(114)
Net cash used in investing activities	(110,338)	(72,311)	(119,077)
Financing Activities			
Proceeds from Employee Stock Purchase Plan	3,357	2,862	2,746
Proceeds from exercises of stock options	34,800	17,327	10,268
Excess income tax benefit from employee stock-based awards	7,402	—	—
Repurchases of common stock	(50,046)	—	—
Payments on debt	(774)	—	—
Net cash provided by (used in) financing activities	(5,261)	20,189	13,014
Increase (decrease) in cash and cash equivalents	(32,316)	51,868	(9,798)
Cash and cash equivalents at beginning of period	100,504	48,636	58,434
Cash and cash equivalents at end of period	$ 68,188	$ 100,504	$ 48,636
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 631	$ 344	$ 254
Income taxes paid	$ 8,519	$ 6,622	$ 36,350
Supplemental Disclosure of Non-Cash Activity:			
Accrued other assets	$ —	$ 8,126	$ 2,902
Stock issued for acquisition of business	$ —	$ 18,980	$ 11,569

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc.

Notes to Consolidated Financial Statements

December 30, 2006

1. Description of Business

Silicon Laboratories Inc. (the Company), a Delaware corporation, develops and markets mixed-signal analog intensive integrated circuits (ICs) for a broad range of applications for global markets. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the ICs are manufactured by third-party foundry semiconductor companies.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares financial statements on a 52-53 week year that ends on the Saturday closest to December 31. Fiscal years 2006, 2005 and 2004 were 52-week years and ended December 30, 2006, December 31, 2005 and January 1, 2005, respectively. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Transactions

The functional currency of the Company's foreign subsidiaries is the U.S. dollar; accordingly, all gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are included in net income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to accounts receivable, inventories, stock compensation, goodwill, long-lived assets and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

2. Significant Accounting Policies (Continued)

Reclassifications

A portion of the Company's sales are made to distributors under agreements allowing for price protection. The Company defers revenue and the related costs on such sales until the distributors sell the product to the end customer. The Company has reclassified estimated credits for price protection in prior periods to conform to the current year presentation. Accordingly, the Company has revised the classification to exclude $16.8 million from deferred income on shipments to distributors at December 31, 2005 and to include such estimated credits of $11.9 million in accounts receivable and $4.8 million in accrued expenses. In addition, the Company has reclassified estimated credits for price protection in its consolidated statement of cash flows for the fiscal years ended December 31, 2005 and January 1, 2005, which affected cash flows as follows (in thousands):

	December 31, 2005	January 1, 2005
Accounts receivable	$ 8,661	$ 3,280
Accrued expenses	(3,590)	8,412
Deferred income on shipments to distributors	$(5,071)	$(11,692)

The reclassifications had no impact on the Company's results of operations or its overall cash flows from operating activities in its consolidated statements of cash flows.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. The Company believes all of these financial instruments are recorded at amounts that approximate their current market values.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and investments with maturities of ninety days or less when purchased.

Short-Term Investments

The Company's short-term investments have original maturities greater than ninety days as of the date of purchase and have been classified as available-for-sale securities in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company has the ability and intent, if necessary, to liquidate any of its investments in order to meet its liquidity needs in the next 12 months. Accordingly, investments with contractual maturities greater than one year from the date of purchase are classified as short-term investments on the consolidated balance sheets. The carrying value of all available-for-sale securities approximates their fair value due to their short-term nature. The Company reviews these investments as of the end of each reporting period for other-than-temporary declines in fair value based on the specific identification method. When the Company concludes that an other-than-temporary impairment has resulted, the difference between the fair value and the carrying value is written off and recorded as an impairment charge in the consolidated statement of income.

2. Significant Accounting Policies (Continued)

Property, Equipment and Software

Property, equipment, and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets ranging from three to five years. Leasehold improvements are depreciated over the contractual lease period or their useful life, whichever is shorter.

Long-Lived Assets

Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, ranging from one to nine years.

The Company evaluates its long-lived assets in accordance with FASB SFAS No. 144, "Accounting for the Impairment of Long-lived Assets". Long-lived assets "held and used" by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives, against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. Long-lived assets held for sale by the Company are adjusted to fair value less cost to sell in the period the "held for sale" criteria are met and reclassified to a current asset. The fair value less cost to sell amount is evaluated each period to determine if it has changed. Changes are recognized as gains or losses in the period in which they occur.

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed at least annually by the Company for possible impairment in accordance with FASB SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142). The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the company or reporting unit to the net book value of the company or reporting unit. In determining fair value, SFAS 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company tests goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

Revenue Recognition

Revenues are generated almost exclusively by sales of the Company's ICs. The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Revenue from product sales direct to customers and contract manufacturers is generally recognized upon shipment. Certain of the Company's sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, the Company defers revenue and gross profit on such sales until the distributors sell the product to the end customer.

2. Significant Accounting Policies (Continued)

Shipping and Handling

Shipping and handling costs are classified as a component of cost of revenues in the consolidated statements of income.

Stock-Based Compensation

The Company has two stock-based compensation plans, the 2000 Stock Incentive Plan and the Employee Stock Purchase Plan. Prior to fiscal 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, as permitted by FASB SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123). Compensation costs related to stock options granted at fair value under those plans were not recognized in the consolidated statements of income. Compensation costs related to restricted stock, restricted stock units (RSUs) and stock options granted below fair value were recognized in the consolidated statements of income. In December 2004, FASB issued SFAS 123 (revised 2004), "Share-Based Payment", (SFAS 123R). Under the new standard, companies are no longer able to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25. Instead, companies are required to account for such transactions using a fair-value method and recognize the expense in their statement of income.

Effective January 1, 2006, the Company adopted SFAS 123R using the modified-prospective-transition method. Under this transition method, stock compensation cost recognized beginning January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. See Note 8, "Stockholders' Equity and Stock-Based Compensation" for further information.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $1.7 million, $1.5 million and $1.5 million in fiscal 2006, 2005, and 2004, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB SFAS No. 109, "Accounting for Income Taxes," (SFAS 109). This statement requires the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet. The Company then assesses the likelihood that the deferred tax assets will be recovered from future taxable income. A valuation allowance is established against deferred tax assets to the extent the Company believes that recovery is not likely based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible.

2. Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale investments. There were no significant differences between net income and comprehensive income during any of the periods presented.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This Interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of its fiscal year beginning December 31, 2006, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts, as applicable. The Company has not determined the effect that the adoption of FIN 48 will have on its financial position and results of operations.

3. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Net income	$31,158	$47,506	$76,693
Basic:			
Weighted-average shares of common stock outstanding	55,346	53,527	51,811
Weighted-average shares of common stock subject to repurchase	—	(128)	(340)
Shares used in computing basic net income per share	55,346	53,399	51,471
Effect of dilutive securities:			
Weighted-average shares of common stock subject to repurchase	—	98	274
Contingent shares, acquisition	—	267	139
Stock options and awards	1,855	1,721	3,099
Shares used in computing diluted net income per share	57,201	55,485	54,983
Basic net income per share	$ 0.56	$ 0.89	$ 1.49
Diluted net income per share	$ 0.54	$ 0.86	$ 1.39

3. Earnings Per Share (Continued)

Approximately 3.9 million, 3.7 million and 1.6 million weighted-average dilutive potential shares of common stock have been excluded from the diluted net income per share calculation for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005, respectively, as they are anti-dilutive. The Company issued 1.8 million shares of common stock and repurchased 1.6 million shares during the fiscal year ended December 30, 2006.

4. Balance Sheet Details

Short-term Investments

Short-term investments consist of the following debt securities (in thousands):

	Carrying Value	
	December 30, 2006	December 31, 2005
Municipal	$318,104	$262,209
U.S. Government Agency	—	997
	$318,104	$263,206

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Inventories consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Work in progress	$30,863	$15,409
Finished goods	9,419	7,723
	$40,282	$23,132

Property, Equipment and Software

Property, equipment and software consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Equipment	$ 47,090	$ 32,880
Computers and purchased software	39,198	31,611
Furniture and fixtures	3,077	1,941
Leasehold improvements	10,322	5,872
	99,688	72,304
Accumulated depreciation	(56,367)	(39,720)
	$ 43,321	$ 32,584

4. Balance Sheet Details (Continued)

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Accrued compensation and benefits	$12,128	$ 7,702
Accrued price protection credits	9,997	4,822
Other	5,804	3,605
	$27,929	$16,129

5. Risks and Uncertainties

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in market rate accounts. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. At December 30, 2006, three of the Company's customers, Edom Technology, Samsung and Motorola, represented 41%, 13% and 10% of the Company's accounts receivable, respectively. At December 31, 2005, one of the Company's customers, Edom Technology, represented 39% of the Company's accounts receivable. The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for doubtful accounts based upon the expected collectibility of such receivables. The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

Balance at January 3, 2004	$1,079
Additions charged to bad debt provision	38
Write-off of uncollectible accounts	(29)
Balance at January 1, 2005	1,088
Additions charged to bad debt provision	225
Write-off of uncollectible accounts	(225)
Balance at December 31, 2005	1,088
Reductions credited to bad debt provision	(511)
Write-off of uncollectible accounts	(29)
Balance at December 30, 2006	$ 548

Suppliers

A significant portion of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. (TSMC). The inability of TSMC to deliver wafers to the Company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

5. Risks and Uncertainties (Continued)

Customers

The Company sells directly to end customers, distributors and contract manufacturers. Although the Company actually sells the products to, and is paid by, distributors and contract manufacturers, the Company refers to the end customer as its customer. The Company's end customers and distributors that accounted for greater than 10% of revenue consists of the following:

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
End Customers			
Samsung	11%	14%	17%
Distributors			
Edom	38%	29%	20%
Uniquest	**	11%	12%

** Less than 10% of revenue.

Products

A significant portion of the Company's revenue is concentrated in the mobile handset market, which represented 44%, 44% and 50% of the Company's total revenues in fiscal 2006, 2005 and 2004, respectively.

6. Acquisitions

Silembia

On May 11, 2006, the Company completed its acquisition of Silembia, a privately held company based in Rennes, France. Silembia develops semiconductor intellectual property for digital demodulation and channel decoding. The Company acquired all of the outstanding capital stock of Silembia in exchange for approximately $20.5 million, which includes direct acquisition costs. Of such consideration, $2.8 million was withheld as security for breaches of representations and warranties and certain other expressly enumerated matters. The acquisition was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations" (SFAS 141), and accordingly, the results of Silembia's operations are included in the Company's consolidated results of operations from the date of the acquisition. Through the acquisition, the Company acquired engineering expertise and reduced the time required to develop new technologies and products. These factors contributed to a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill. None of the goodwill is deductible for tax purposes. The purchase price was allocated as follows (in thousands):

	Amount	Weighted-Average Amortization Period (Years)
Intangible assets:		
Core & developed technology	$ 9,400	7.9
Employment-related	100	1.9
In-process research and development	2,600	
	12,100	
Fair value of net tangible assets	(1,463)	
Goodwill	9,883	
Total purchase price	$20,520	

The in-process research and development (IPR&D) had not achieved technological feasibility and had no alternative future use; therefore, the costs were expensed in the consolidated statement of income on the date of acquisition. The IPR&D consisted of three projects, including two terrestrial broadcast technologies and a satellite broadcast technology. The fair value assigned to the projects was as follows (in thousands):

Project	Fair Value
Terrestrial broadcasting	$1,300
Satellite broadcast	1,300
Total	$2,600

The fair value was determined using a discounted cash flow analysis. The discount rate applicable to the cash flows was 32%. This rate reflects the weighted-average cost of capital and the risks inherent in the development process. Projected costs to complete the projects have been consistent with our assumptions at the time of the acquisition. The Company doesn't expect the products derived from these technologies to begin to contribute to revenues prior to late fiscal 2007.

6. Acquisitions (Continued)

StackCom

On July 19, 2006, the Company completed its acquisition of StackCom, a privately held company developing wireless protocol software stacks for GSM and GPRS mobile applications. The Company acquired all of the outstanding capital stock of StackCom for initial consideration of approximately $6.7 million, which includes direct acquisition costs. Of such consideration, $1.1 million was withheld as security for breaches of representations and warranties and certain other expressly enumerated matters. The Company is also obligated to pay between $0 and $2.0 million to the shareholders of StackCom based on the achievement of certain business performance metrics during the eighteen-month period ending in January 2008. The acquisition was accounted for as a purchase business combination in accordance with SFAS 141 and ,accordingly, the results of StackCom's operations are included in the Company's consolidated results of operations from the date of the acquisition. Through the acquisition, the Company acquired software and systems expertise enabling the integration of complete software solutions with future generations of the Company's AeroFONE single-chip phone. These factors contributed to a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill. None of the goodwill is deductible for tax purposes. The purchase price was allocated as follows: goodwill—$5.5 million; intangible assets—$1.9 million; IPR&D—$0.6 million; and net tangible assets—$(1.3) million.

Silicon MAGIKE, Inc.

On August 19, 2005, the Company completed its acquisition of Silicon MAGIKE, Inc. (Silicon MAGIKE), a mixed-signal development-stage enterprise that develops high-voltage, high-performance, mixed-signal ICs. The Company acquired all of the outstanding capital stock of Silicon MAGIKE for initial consideration of $15.9 million. Of such initial consideration, the Company withheld $1.0 million to be paid in quarterly installments over two years based upon the satisfaction of certain continued employment obligations and the Company withheld $1.6 million for approximately two years as security for potential indemnification obligations. The Company is also obligated to pay between $0 and $24.0 million to the shareholders of Silicon MAGIKE based on the achievement of certain business performance metrics during the eighteen-month period ending on June 30, 2007. The performance metrics are tied to revenue milestones, gross margins and customer diversity requirements.

6. Acquisitions (Continued)

Through the acquisition, the Company acquired engineering expertise and significant development progress on high-voltage products. In accordance with Emerging Issues Task Force (EITF) Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business," this transaction was accounted for as a purchase of assets. The purchase price was allocated as follows (in thousands):

	Amount	Weighted-Average Amortization Period (Years)
Intangible assets:		
Employment contract	$ 1,000	2.0
Employees with skills, knowledge, and relationships	635	5.0
Assembled workforce	508	5.0
	2,143	
Acquired research and development	13,687	
Net fair value of tangible assets acquired and liabilities assumed	48	
Total purchase price	$15,878	

7. Goodwill and Other Intangible Assets

The gross carrying amount and accumulated amortization of goodwill and other intangible assets are as follows (in thousands):

	Weighted-Average Amortization Period (Years)	December 30, 2006		December 31, 2005	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Unamortized intangible assets:					
Goodwill	Not amortized	$78,224	$ —	$62,877	$ —
Amortized intangible assets:					
Core & developed technology	8.2	$20,450	$(4,103)	$ 9,250	$(2,112)
Customer relationships	6.0	2,100	(1,069)	2,100	(719)
Internal use software	6.1	1,000	(525)	1,300	(488)
Patents	6.9	4,763	(2,022)	5,193	(1,708)
Employment-related	3.5	2,593	(1,217)	2,448	(426)
Total	7.4	$30,906	$(8,936)	$20,291	$(5,453)

The increases in goodwill and amortized intangible assets are primarily due to the Silembia and Stackcom acquisitions. Amortization expense related to intangible assets for fiscal 2006, 2005, and 2004 was $4.3 million, $2.7 million, and $2.2 million, respectively. The estimated aggregate amortization expense for intangible assets for each of the five succeeding fiscal years is as follows (in thousands):

Fiscal Year	Amount
2007	$4,498
2008	$3,991
2009	$3,873
2010	$3,272
2011	$2,623

8. Stockholders' Equity and Stock-Based Compensation

Common Stock

The Company had 54.8 million shares of common stock outstanding as of December 30, 2006. Of these shares, 13,000 shares were unvested and subject to rights of repurchase that lapse according to a time based vesting schedule.

As of December 30, 2006, the Company had reserved shares of common stock for future issuance as follows (in thousands):

2000 Stock Incentive Plan	14,898
Employee Stock Purchase Plan	1,227
Total shares reserved	16,125

Share Repurchase Program

In July 2006, the Company's Board of Directors authorized a program to repurchase up to $100 million of the Company's common stock from time to time over a twelve-month period. The program allows for repurchases to be made in the open market subject to applicable legal requirements and other factors. As of December 30, 2006, the Company had repurchased 1.6 million shares of its common stock under this plan for $50.0 million at an average purchase price of $32.17 per share.

Stock-Based Compensation

The Company has two stock-based compensation plans, the 2000 Stock Incentive Plan and the Employee Stock Purchase Plan, which are described below. Prior to fiscal 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS 123. Effective January 1, 2006, the Company adopted SFAS 123R using the modified-prospective-transition method. Results for prior periods have not been restated.

The Company's income before income taxes for fiscal 2006 was lower by $25 million and net income was lower by $21 million, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. For the same period, basic earnings per share was $0.37 lower and diluted earnings per share was $0.35 lower, due to the Company adopting SFAS 123R.

Prior to adopting SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock grants as operating cash flows in the consolidated statements of cash flows. SFAS 123R requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. As a result, $7.4 million of excess tax benefits for fiscal 2006 have been classified as financing cash flows.

The shares issuable under the 2000 Stock Incentive Plan and Employee Stock Purchase Plan automatically increase on the first stock market trading day of each calendar year. On January 3, 2006 the amount of shares reserved for the 2000 Stock Incentive Plan and the Employee Stock Purchase Plan increased by 2.7 million and 250,000, respectively.

8. Stockholders' Equity and Stock-Based Compensation (Continued)

2000 Stock Incentive Plan

In fiscal 2000, the Company's Board of Directors and stockholders approved the 2000 Stock Incentive Plan (the 2000 Plan). The 2000 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company's common stock, (ii) the discretionary issuance of common stock directly (as granted under direct issuance shares and RSUs), (iii) the granting of special below-market stock options to executive officers and other highly compensated employees of the Company for which the exercise price can be paid using payroll deductions and (iv) the automatic issuance of stock options to non-employee board members. The discretionary issuance of common stock, RSUs and stock options generally contain vesting provisions ranging from three to eight years. If permitted by the Company, stock options can be exercised immediately and, similar to the direct issuance shares, are subject to repurchase rights which generally lapse in accordance with the vesting schedule. The repurchase rights provide that upon certain defined events, the Company can repurchase unvested shares at the price paid per share. The term of each stock option is no more than ten years from the date of grant.

The Company granted 0.3 million, 1.6 million and 1.9 million stock options, and 1.0 million, 1.2 million and zero RSUs from the 2000 Plan during fiscal 2006, 2005 and 2004, respectively. An additional $2.5 million was recorded in selling, general and administrative expense during fiscal 2005 in connection with certain modifications of non-employee stock compensation. The Company accelerated the vesting of certain options and stock awards and extended the exercise period of the options pursuant to a separation agreement between the Company and its former CEO in fiscal 2005. There were no other significant modifications made to any stock grants during these periods.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Company's Board of Directors in fiscal 2000. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value during a series of offering periods. Each offering period is divided into semi-annual purchase intervals and has a maximum term of 24 months. During fiscal 2006, 2005 and 2004, the Company issued 149,000, 133,000 and 109,000 shares under the Purchase Plan. The weighted-average fair value for purchase rights granted under the Purchase Plan for fiscal 2006 was $13.14 per share.

Accounting for Stock Compensation

Stock-based compensation costs are generally based on the fair value calculated from the Black-Scholes option-pricing model on the date of grant for stock options and on the date of enrollment for the Purchase Plan. RSU fair values generally equal their intrinsic value on the date of grant.

The fair values of stock grants are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the consolidated statements of cash flow.

8. Stockholders' Equity and Stock-Based Compensation (Continued)

The following summarizes the Company's weighted average fair value at the date of grant:

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Per grant of stock options	$19.73	$15.15	$22.41
Per grant of RSUs	$37.56	$32.17	$ —

The following summarizes the Company's stock-based payment and stock option values (in thousands):

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Intrinsic value of stock options exercised	$41,440	$22,491	$26,316
Intrinsic value of RSUs that vested	$ 4,653	$ —	$ —
Grant date fair value of RSUs that vested	$ 4,393	$ —	$ —

The Company had approximately $114 million of total unrecognized compensation costs related to stock options and RSUs at December 30, 2006 that are expected to be recognized over a weighted-average period of 2.3 years. There were no significant stock compensation costs capitalized into assets as of December 30, 2006.

The Company received cash of $34.8 million for the exercise of stock options during fiscal 2006. Cash was not used to settle any equity instruments previously granted. The Company issues shares from the 2000 Stock Incentive Plan reserve upon the exercise of stock options and vesting of RSUs. The Company does not currently expect to repurchase shares from any source to satisfy such obligation under the Plan.

The following are the stock-based compensation costs recognized in the Company's consolidated statements of income (in thousands):

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Cost of revenues	$ 904	$ 98	$ 90
Research and development	19,298	2,802	3,139
Selling, general and administrative	19,198	4,374	1,008
Total decrease in income before income taxes	39,400	7,274	4,237
Decrease in provision for income taxes	(6,983)	(2,626)	(1,883)
Decrease in net income	$32,417	$ 4,648	$ 2,354

8. Stockholders' Equity and Stock-Based Compensation (Continued)

As discussed above, results for prior periods have not been restated to reflect the effects of implementing SFAS 123R. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock options granted under the Company's stock option plans for fiscal 2005 and 2004. For purposes of this pro forma disclosure, the value of the stock options was estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods (in thousands, except per-share amounts):

	Year End	
	December 31, 2005	January 1, 2005
Net income—as reported	$ 47,506	$ 76,693
Total stock-based compensation cost, net of related tax effects included in the determination of net income as reported	4,648	2,354
The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(30,693)	(29,998)
Pro forma net income	$ 21,461	$ 49,049
Net income per share:		
Basic—as reported	$ 0.89	$ 1.49
Basic—pro forma	$ 0.40	$ 0.95
Diluted—as reported	$ 0.86	$ 1.39
Diluted—pro forma	$ 0.39	$ 0.90

9. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for its qualified U.S. employees. Participants may contribute a percentage of their compensation on a pre-tax basis, subject to a maximum annual contribution imposed by the Internal Revenue Code. The Company may make discretionary matching contributions as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company's contributions to the 401(k) Plan vest over four years at a rate of 25% per year. The Company contributed $2.4 million, $0.7 million and $0.7 million to the 401(k) Plan during fiscal 2006, 2005 and 2004, respectively. The increase in fiscal 2006 is primarily due to the Company increasing the amount of matching contributions per employee in 2006.

10. Commitments and Contingencies

Operating Leases

The Company leases its facilities under operating lease agreements that expire at various dates through 2013. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance and maintenance costs.

Rent expense under operating leases was $5.8 million, $3.4 million and $3.0 million for fiscal 2006, 2005 and 2004, respectively.

10. Commitments and Contingencies (Continued)

The minimum annual future rentals under the terms of these leases at December 30, 2006 are as follows (in thousands):

Fiscal Year	
2007	$ 7,182
2008	6,737
2009	5,981
2010	3,476
2011	2,895
Thereafter	3,619
Total minimum lease payments	29,890
Minimum sublease rental income	(7,289)
Total net minimum lease payments	$22,601

The Company has an accrual of $2.3 million at December 30, 2006 for the present value of estimated future obligations for non-cancelable lease payments (net of estimated sublease income) related to vacating certain leased facilities. See Note 13, "Headquarter Relocation Costs" for further information.

In March 2006, the Company entered into an operating lease agreement and a related participation agreement (collectively, the "lease") for a facility in Austin, Texas for its corporate headquarters. The lease has a term of seven years. The base rent for the term of the lease is an amount equal to the interest accruing on $44.3 million at 110 basis points over the three-month LIBOR (which would be approximately $17.9 million over the remaining term assuming LIBOR averages 5.36% during such term).

The Company has granted certain rights and remedies to the lessor in the event of certain defaults, including the right to terminate the lease, to bring suit to collect damages, and to compel the Company to purchase the facility. The lease contains other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions, including covenants that the Company shall maintain unencumbered cash and highly-rated short-term investments of at least $75 million and a ratio of funded debt to earnings before interest expense, income taxes, depreciation, amortization, lease expense and other non-cash charges (EBITDAR) over the four prior fiscal quarters of no greater than 1.5 to 1. As of December 30, 2006, the Company believes it was in compliance with all covenants of the lease.

During the term of the lease, the Company has an on-going option to purchase the building for a total purchase price of approximately $44.3 million. Alternatively, the Company can cause the property to be sold to third parties provided it is not in default under the lease. The Company is contingently liable for the guaranteed residual value associated with this property in the event that the net sale proceeds are less than the original financed cost of the facility. The Company is contingently liable for the residual value guarantee associated with the lease of approximately $35.3 million. To the extent that the net proceeds generated from the sale of the facility to a third party exceed $9.0 million, the Company would have the right to receive (a) substantially all of such excess proceeds if the sale occurs prior to the end of the term or (b) up to approximately $35.3 million of such excess proceeds if the sale occurs after the end of the term.

10. Commitments and Contingencies (Continued)

In accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the Company determined that the fair value associated with the guaranteed residual value was $1.0 million. The amount was recorded in "Other assets, net" and "Long-term obligations and other liabilities" in the consolidated balance sheets and is being amortized over the term of the lease.

The Company is required to periodically evaluate the expected fair value of the facility at the end of the lease term. If the Company determines that it is estimable and probable that the expected fair value will be less than $44.3 million, it will ratably accrue the loss up to a maximum of approximately $35.3 million over the remaining lease term. As of December 30, 2006, the Company has determined that a loss contingency accrual is not required.

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against the Company, four officers individually and the three investment banking firms who served as representatives of the underwriters in connection with the Company's initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for the Company's initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice the four officers of the Company who had been named individually. On February 19, 2003, the Court denied the motion to dismiss the complaint against the Company. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions (the "focus cases") and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. The Underwriter Defendants appealed the decision and the Second Circuit vacated the District Court's decision granting class certification in those six cases on December 5, 2006. Plaintiffs have not yet moved to certify a class in the Silicon Laboratories case.

The Company has approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is unclear what impact the Second Circuit's decision vacating class certification in the six focus cases will have on the settlement, which has not yet been finally approved by the Court. On December 14, 2006, Judge Scheindlin held a hearing. Plaintiffs informed the Court that they planned to file a petition for rehearing and rehearing by the full court. The Court stayed all proceedings, including a decision on final approval of the settlement and any amendments of the complaints, pending the Second Circuit's decision on Plaintiffs' petition for rehearing. Plaintiffs filed the petition for rehearing and rehearing by the full court on January 5, 2007.

10. Commitments and Contingencies (Continued)

Pursuant to the settlement and related agreements, if the settlement receives final approval by the Court, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. On April 20, 2006, JPMorgan Chase and the Plaintiffs reached a preliminary agreement to settle for $425 million. The JPMorgan Chase preliminary agreement has not yet been approved by the Court. In an amendment to the issuers' settlement agreement, the issuers' insurers agreed that the JP Morgan Chase preliminary agreement, if approved, will only offset the insurers' obligation to cover the remainder of the Plaintiffs' guaranteed $1 billion recovery by 50% of the value of the JP Morgan Chase settlement, or $212.5 million. Therefore, if the JP Morgan Chase preliminary agreement to settle is preliminarily and then finally approved by the Court, then the maximum amount that the issuers' insurers will be potentially liable for is $787.5 million. However, future settlements with other underwriters would further reduce that liability. It is unclear what impact the Second Circuit's decision vacating class certification in the focus cases will have on the JP Morgan Chase preliminary agreement.

The Company anticipates that its potential financial obligation to plaintiffs pursuant to the terms of the issuers' settlement agreement and related agreements will be covered by existing insurance. The Company is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers appear to be solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, the Company does not expect that the settlement would involve any material payment by it. Furthermore, even if the Company's insurance was unavailable due to insurer insolvency or otherwise, the Company expects that its maximum financial obligation to plaintiffs pursuant to the settlement agreement would be approximately $3.4 million. However, if the JPMorgan Chase settlement is preliminarily and then finally approved, the Company's maximum financial obligation to the plaintiffs pursuant to the settlement agreement would be approximately $2.7 million.

There is no assurance that the Court will grant final approval to the issuers' settlement. If the settlement agreement is not approved and the Company is found liable, the Company is unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company's insurance coverage, or whether the outcome would have a material impact on the Company's results of operations or financial position.

10. Commitments and Contingencies (Continued)

Patent and Copyright Infringement Litigation

On December 14, 2005, Power-One, Inc. (Power-One), a Delaware corporation, filed a lawsuit against the Company, in the United States District Court for the Eastern District of Texas, Marshall Division, alleging willful infringement of United States Patents 6,936,999 and 6,949,916, and of patent applications Nos. 2004/0123164A1 and 2004/0093533A1. On July 21, 2006, the parties entered into a settlement agreement pursuant to which Power-One withdrew the lawsuit without prejudice. The Company did not make any financial payments related to this settlement and the settlement will not have a material impact on the Company's results of operations or financial position. Should the parties fail to fulfill their obligations under the settlement, the lawsuit may be reinstated.

On December 14, 2006, Analog Devices, Inc. (Analog Devices), a Massachusetts corporation, filed a lawsuit against the Company, in the United States District Court in the District of Massachusetts, alleging infringement of United States Patents 7,075,329, 6,262,600, 6,525,566, 6,903,578 and 6,873,065, and copyright infringement of certain Analog Devices datasheets. The lawsuit relates to the Company's Si843x and Si844x family of digital isolator products and alleges that the infringement was and continues to be willful. At this time, the Company cannot estimate the outcome of this matter or resulting financial impact to it, if any.

Other Litigation

The Company is involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, the Company does not expect them to have a material adverse effect on the consolidated financial position or results of operations.

11. Income Taxes

Significant components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Current:			
Domestic	$17,966	$21,110	$38,925
International	2,071	820	917
Total Current	20,037	21,930	39,842
Deferred:			
Domestic	(8,284)	(4,132)	(4,449)
International	(179)	337	(510)
Total Deferred	(8,463)	(3,795)	(4,959)
	$11,574	$18,135	$34,883

11. Income Taxes (Continued)

The Company's provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following:

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Federal statutory rate	35.0%	35.0%	35.0%
Stock compensation	16.1	—	—
Foreign tax rate benefit	(12.1)	(5.7)	—
Tax-exempt interest income	(10.2)	(3.3)	(0.8)
Research and development tax credits	(9.1)	(4.6)	(3.0)
Acquired & in-process research and development	2.5	7.3	—
State tax expense	2.1	0.9	1.0
Other	2.8	(2.0)	(0.9)
	27.1%	27.6%	31.3%

Income before income taxes included approximately $21.0 million, $19.0 million, and $1.9 million related to foreign operations in fiscal 2006, 2005, and 2004, respectively.

At the end of fiscal 2006, undistributed earnings of the Company's foreign subsidiaries of approximately $42.8 million are considered permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes has been made. Determination of the amount of the unrecognized deferred tax liability on these unremitted earnings is not practicable.

Significant components of the Company's deferred taxes as of December 30, 2006 and December 31, 2005 are as follows (in thousands):

	December 30, 2006	December 31, 2005
Deferred tax assets:		
Net operating loss carryforwards	$ 6,315	$ 6,559
Stock compensation	5,920	594
Depreciable assets	19,277	—
Research and development tax credit carryforwards	2,480	2,062
Reserves and allowances	492	1,193
Deferred income on shipments to distributors	4,473	8,063
Accrued liabilities and other	3,503	2,309
	42,460	20,780
Less: Valuation allowance	(337)	(517)
	42,123	20,263
Deferred tax liabilities:		
Acquired intangibles	7,699	3,973
Depreciable assets	—	621
Long term obligations for tax purposes	15,167	—
Prepaid expenses and other	690	615
	23,556	5,209
Net deferred tax assets	$18,567	$15,054

Silicon Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

December 30, 2006

11. Income Taxes (Continued)

As of December 30, 2006, the Company had federal net operating loss and research and development credit carryforwards of approximately $17.2 million and $0.6 million, respectively, as a result of the Cygnal Integrated Products and Silicon MAGIKE acquisitions. These carryforwards expire in fiscal years 2019 through 2025. Recognition of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used. In fiscal 2005, the Company eliminated $3.1 million of the remaining valuation allowance related to Cygnal net operating loss carryforwards based on its expectations of the future realizability of the net operating loss carryforwards. The elimination of this valuation allowance plus other adjustments reduced goodwill by $2.9 million.

The Company also had state research and development credit carryforwards of approximately $3.2 million which expire in fiscal years 2023 through 2026 and are projected to be utilized against state income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Upon the acquisition of Silembia in May 2006 and StackCom in July 2006, the Company recorded net deferred tax liabilities of approximately $3.2 million and $0.7 million, respectively, due to differences between book and tax bases of acquired assets and assumed liabilities. Upon the acquisition of Silicon MAGIKE in August 2005, the Company recorded a net deferred tax liability of approximately $0.7 million due to differences between book and tax bases of acquired assets and assumed liabilities.

The Company's operations in Singapore are subject to reduced tax rates through 2019, as long as certain conditions are met. The income tax benefit reflected in earnings was approximately $4.1 million (representing $0.07 per diluted share) in 2006, and $3.2 million (representing $0.06 per diluted share) in 2005.

The examination of the Company's 2002 and 2003 federal income tax returns by the U.S. Internal Revenue Service was completed in fiscal 2006 and there was no material adverse effect on the Company's financial statements. In fiscal 2006, the 2003, 2004 and 2005 corporate income tax returns for the Company's operations in France were selected for audit and are currently under examination by the French tax authorities. The Company's provision for income taxes includes amounts intended to satisfy income tax assessments that may result from the examination of the Company's corporate tax returns that have been filed with federal, state or foreign taxing authorities. The Company establishes tax reserves when it determines that the related tax contingency meets the probable and estimable criteria of SFAS No. 5, "Accounting for Contingencies." The amounts ultimately paid upon resolution of these contingencies could be materially different from the amounts included in the provision for income taxes and result in additional tax benefit or expense depending on the ultimate outcome.

12. Segment Information

The Company has one operating segment, mixed-signal analog intensive ICs, consisting of numerous product areas. The Company's chief operating decision maker is considered to be the Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Silicon Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

December 30, 2006

12. Segment Information (Continued)

Revenue is attributed to a geographic area based on the end customer's shipped-to location. The following summarizes the Company's revenue by geographic area (in thousands):

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
United States	$ 49,233	$ 39,812	$ 51,591
China	104,357	93,424	46,553
Taiwan	96,921	71,359	70,799
South Korea	87,663	71,711	129,179
Rest of world	126,423	149,383	158,103
Total	$464,597	$425,689	$456,225

The following summarizes the Company's long-lived assets by geographic area (in thousands):

	Year Ended	
	December 30, 2006	December 31, 2005
United States	$142,716	$125,035
France	24,971	5,066
Rest of world	7,052	1,747
Total	$174,739	$131,848

The following summarizes the Company's revenue by product category (in thousands):

	Year Ended		
	December 30, 2006	December 31, 2005	January 1, 2005
Broad-based mixed-signal	$258,138	$237,101	$227,469
Mobile handset	206,459	188,588	228,756
Total	$464,597	$425,689	$456,225

13. Headquarter Relocation Costs

In fiscal 2006, the Company relocated most of its Austin, Texas employees to a new corporate headquarters. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", the Company recorded a charge of $3.0 million related to vacating certain leased facilities, consisting of the following:

- $2.4 million for the present value of estimated future obligations for non-cancelable lease payments (net of estimated sublease income) and brokerage commissions related to subleasing the vacated facilities. In September 2006, the Company entered into a sublease agreement for the vacated leased facilities for the remaining lease period.
- $0.6 million for impairment of leasehold improvements and furniture and fixtures.

The charges were recorded in the "selling, general and administrative" line of the consolidated statements of income. The remaining accrual balance for the vacated facilities was $2.3 million as of December 30, 2006.

Supplementary Financial Information (Unaudited)

Quarterly financial information for fiscal 2006 and 2005 is as follows. All quarterly periods reported here had thirteen weeks (in thousands, except per share amounts):

	Fiscal 2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$111,012	$115,540	$123,504	$114,540
Cost of revenues	51,778	52,142	52,996	51,300
Gross profit	59,234	63,398	70,508	63,240
Operating expenses:				
Research and development	32,419	31,264	30,467	27,557
Selling, general and administrative	24,185	27,308(1)	26,163	24,702
In-process research and development	—	600	2,600	—
Operating expenses	56,604	59,172	59,230	52,259
Operating income	2,630	4,226	11,278	10,981
Other income (expense):				
Interest income	3,394	3,525	3,623	3,202
Interest expense	(237)	(236)	(225)	(175)
Other income (expense), net	400	53	45	247
Income before income taxes	6,187	7,568	14,721	14,255
Provision for income taxes	964	2,834	4,584	3,191
Net income	$ 5,223	$ 4,734	$ 10,137	$ 11,064
Net income per share:				
Basic	$ 0.10	$ 0.08	$ 0.18	$ 0.20
Diluted	$ 0.09	$ 0.08	$ 0.18	$ 0.19
Weighted-average common shares outstanding:				
Basic	54,715	55,725	55,842	55,066
Diluted	56,109	57,151	57,858	57,656

	Fiscal 2005			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$109,856	$103,913	$107,156	$104,764
Cost of revenues	49,499	47,269	48,576	48,560
Gross profit	60,357	56,644	58,580	56,204
Operating expenses:				
Research and development	23,692	36,604(2)	21,374	19,553
Selling, general and administrative	18,898	17,480	19,297(3)	16,878
Operating expenses	42,590	54,084	40,671	36,431
Operating income	17,767	2,560	17,909	19,773
Other income (expense):				
Interest income	2,743	2,138	1,992	1,412
Interest expense	(191)	(30)	(45)	(56)
Other income (expense), net	(91)	(48)	(178)	(15)
Income before income taxes	20,228	4,620	19,678	21,114
Provision for income taxes	4,965	5,365	4,064	3,741
Net income (loss)	$ 15,263	$ (745)	$ 15,614	$ 17,373
Net income (loss) per share:				
Basic	$ 0.28	$ (0.01)	$ 0.29	$ 0.33
Diluted	$ 0.27	$ (0.01)	$ 0.28	$ 0.31
Weighted-average common shares outstanding:				
Basic	54,210	53,770	53,149	52,468
Diluted	56,206	53,770	55,027	55,365

(1) Includes $3.0 million related to the relocation of our corporate headquarters.

(2) Includes $13.7 million for acquired research and development related to our acquisition of Silicon MAGIKE.

(3) Includes $1.9 million in connection with certain modifications of non-employee stock compensation.

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In Memory of Russ Brennan, Silicon Laboratories CFO, who built a legacy based on integrity and hard work. We are grateful for his many contributions to Silicon Labs.

August 1954 – May 2006

DIRECTORS

NAVDEEP SOOCH
Chairman of the Board,
Silicon Laboratories

NECIP SAYINER, PHD
President and Chief Executive Officer,
Silicon Laboratories

DAVID WELLAND
Vice President and Fellow,
Silicon Laboratories

HARVEY B. CASH
InterWest Partners,
General Partner

ROBERT TED ENLOE, III
Balquita Partners, Ltd.,
Managing General Partner

LAURENCE G. WALKER, PHD

WILLIAM WOOD
Silverton Partners,
General Partner

EXECUTIVE OFFICERS

NECIP SAYINER, PHD
President and Chief Executive Officer

WILLIAM BOCK
Senior Vice President and
Chief Financial Officer

GARY GAY
Vice President of Sales

JONATHAN IVESTER
Vice President of Worldwide Operations

PAUL WALSH
Vice President and Chief Accounting Officer

ENGINEERING FELLOWS

TIMOTHY DUPUIS
Fellow

DONALD KERTH
Fellow

ANDREW KRONE
Fellow

AUGUSTO MARQUES
Fellow

JEFFREY SCOTT
Fellow

DAVE WELLAND,
Vice President and Fellow

CORPORATE INFORMATION

Stock listing: Common stock traded on NASDAQ

SYMBOL

SLAB

OPTIONS

The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

LEGAL COUNSEL

DLA Piper US LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746

INDEPENDENT AUDITORS

Ernst & Young LLP
700 Lavaca Street, Suite 1400
Austin, TX 78701

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

STOCK DATA

As of February 20, 2007, there were 178 holders of record of the Company's Common Stock.

The following tables set forth for the periods indicated, the record of high and low per share prices of the Company's Common Stock as reported by the NASDAQ.

	HIGH	LOW
Q1 2005	$36.60	$26.88
Q2 2005	31.42	24.62
Q3 2005	33.98	25.46
Q4 2005	41.86	26.51
Q1 2006	56.06	36.20
Q2 2006	60.00	31.30
Q3 2006	38.75	28.43
Q4 2006	36.55	29.77

ANNUAL MEETING

The Silicon Laboratories Inc. annual meeting will be held on Thursday, April 19, 2007 at 9:30 am Central Time at the Lady Bird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas.

INVESTOR RELATIONS

For more information about Silicon Laboratories, please visit our website at www.silabs.com, or contact:

Investor Relations
Silicon Laboratories Inc.
400 W. Cesar Chavez
Austin, TX 78701
512-464-9254
investor.relations@silabs.com

Design by Frank and Victor Design, Austin, TX.



END